FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated August 19, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company
(Translation of Registrant's Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

June 30, 2016
with Independent Auditor's Report

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Financial Statements

June 30, 2016

Contents

Audited financial statements

A free translation from Portuguese into English of Independent Auditor's Report on Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Independent auditor's report on financial statements

The Shareholders, Board of Directors and Officers
BrasilAgro - Companhia Brasileira de Propriedades Agrícolas
São Paulo, Brazil

We have audited the accompanying individual and consolidated financial statements of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas ("Company"), identified as Company and Consolidated, respectively, which comprise the balance sheets as at June 30, 2016, and the related statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of these financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the Company's financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. An audit also includes evaluating the appropriateness of accounting practices used and the fairness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas as at June 30, 2016, and its individual and consolidated financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (SVA) for the year ended June 30, 2016, prepared under management's responsibility, whose presentation is required by the Brazilian Corporation Law for publicly-traded companies and as additional information under IFRS, which do not require SVA presentation. These statements have been subject to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

São Paulo, Brazil August 18, 2016.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Marcos Alexandre S. Pupo
Accountant CRC-1SP221749/O-0

Message from Management

Throughout the 2015/16 harvest year, the Brazilian economy was undergoing difficulties, leading us to take all possible precautions regarding the management of our business.

We also faced a prolonged drought in the Bahia and Piauí farms, reducing soybean and corn yields by 49% and 50%, respectively. On the other hand, the farms in Mato Grosso and Goiás delivered more than 1.0 million tons of sugarcane with yields above the average for Brazil's main producing regions.

The result of the Paraguayan operations was exceptionally positive, closing the harvest with higher-than-budgeted margins and yields 33% above, showing that the region has been consolidated as a producer, with higher gross margins than in the traditional Brazilian regions.

Also on the operating front, in order to mitigate weather risks and diversify the Company's products, we will begin a cattle-raising project in Brazil, in Bahia state.

In regard to developing the properties, given the delicate macroeconomic scenario and the weather variations in the last two harvest years, we reduced the pace of new area clearance, since such areas are highly volatile and less productive. During the 2015/16 harvest year, we concluded clearing 6,600 hectares in Brazil and Paraguay.

The year's highlights included the granting of an environmental license from the Paraguay Department of the Environment to operate the total area of the farm. In addition to representing a major achievement, this is the largest license ever obtained by the Company.

Despite the decline in grain productivity, which affected the Company's result, we closed the year with a positive result, thanks to the excellent performance of the sugarcane operations and the Company's financial management. In FY16, Net Income totaled R$10.6 million and Net Revenue came to R$147.1 million, reflecting the period sale of 81,400 tons of grain (soybean and corn) and 1.0 million tons of sugarcane, and the financial result, which came to R$38.4 million.

BrasilAgro completed 10 years of operations in May 2016, marked by challenges, major achievements and a great deal of hard work. Today, we take pride in the fact that we are one of the country's biggest agricultural companies in terms of arable land, adding value in a sustainable, innovative and differentiated manner. Congratulations to BrasilAgro and all those who were and are part of its history!

Fiscal Council Opinion

The members of the Fiscal Council of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, in compliance with the legal and statutory provisions, examined the Company's Management Report and Financial Statements prepared in accordance with the accounting practices adopted in Brazil and the Consolidated Financial statements prepared in accordance with the international financial reporting standards ("IFRS"), issued by the International Accounting Standards Board ("IASB") and the accounting practices adopted in Brazil, all related to the year ended June 30, 2016.

Based on the examinations made, considering further, the opinion of Ernst Young & Terco Auditores Independentes, as well as the information and clarifications provided by Management, the members of the Fiscal Council concluded that said documents, have been properly prepared in all their material respects, appropriate, and should therefore be referred for approval by the Company's Annual General Meeting.

São Paulo, August 18, 2016.

Fabiano Nunes Ferrari

Ivan Luvisotto Alexandre

Débora de Souza Morsch

Management's representation on the Independent auditor's report

In accordance with section V of article 25 of CVM Instruction 480, as of December 7, 2009, we hereby represent that we have reviewed, discussed and agreed with the independent auditor's report on the Company's Financial Statements for the year ended June 30, 2016, issued on this date.

São Paulo, August 18, 2016.

Julio Toledo Piza
CEO and Investors Relations Officer

Gustavo Javier Lopez
Administrative Officer

André Guillaumon
Operational Officer

A free translation from Portuguese into English of Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Balance Sheets
June 30, 2016 and 2015
(In thousands of reais)

		Company		Consolidated	
Assets	Note	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Current assets					
Cash and cash equivalents	5.1	16,123	13,392	54,204	75,620
Marketable securities	5.2	77,613	87,197	113,559	273,258
Trade accounts receivable	7	16,598	26,446	18,528	46,028
Inventories	8	12,858	25,745	22,413	32,225
Biological assets	9	-	1,540	-	1,624
Taxes recoverable		6,104	5,027	7,470	5,412
Operations with derivatives	6	4,392	804	24,497	13,498
Related party transactions	26	5,802	169,906	1,065	856
Other receivables		1,309	416	858	316
		140,799	330,473	242,594	448,837
Noncurrent assets					
Biological assets	9	44,530	29,245	44,530	29,245
Restricted marketable securities	5.2	8,087	-	20,353	1,468
Taxes recoverable		16,474	20,712	21,709	24,602
Deferred taxes	15.1	32,408	24,008	56,353	43,137
Operations with derivatives	6	-	408	-	408
Trade accounts receivable	7	-	394	14,411	22,802
Investment properties	10	78,345	77,656	287,867	288,347
Related party transactions	26	44,363	39,060	44,363	39,060
Judicial deposits	24	6,228	5,811	6,377	5,811
Investments	11.a	398,820	354,576	102,955	99,729
Property, plant and equipment		7,858	9,933	8,567	10,602
Intangible assets		3,450	3,792	3,450	3,792
		640,563	565,595	610,935	569,003
Total assets		781,362	896,068	853,529	1,017,840

See accompanying notes.

Balance sheets
June 30, 2015 and 2014
(In thousands of reais)

		Company		Consolidated	
Liabilities and equity	**Note**	**6/30/2016**	**6/30/2015**	**6/30/2016**	**6/30/2015**
Current liabilities					
Trade accounts payable	13	11,038	4,245	12,073	5,545
Loans and financing	14	23,714	31,258	51,615	50,900
Labor obligations		8,642	11,016	8,856	11,215
Taxes payable		1,006	1,526	6,277	23,377
Dividends payable	16.e	2,532	40,358	2,532	40,358
Operations with derivatives	6	771	3,537	2,165	5,655
Payables for purchase of farms	12	22,261	19,817	22,261	48,840
Related party transactions	26	5,438	6,081	536	480
Advances from customers		180	6,296	278	8,147
Other liabilities		501	-	5,442	4,504
		76,083	124,134	112,035	199,021
Noncurrent liabilities					
Loans and financing	14	13,605	15,642	48,230	59,179
Taxes payable		-	-	970	1,508
Operations with derivatives	6	4,392	636	4,392	1,670
Provision for legal claims	24	1,267	3,550	1,455	3,684
Other liabilities		-	-	432	672
		19,264	19,828	55,479	66,713
Total liabilities		95,347	143,962	167,514	265,734
Equity					
Share capital	16.a	584,224	584,224	584,224	584,224
Capital reserve		1,771	2,349	1,771	2,349
Treasury stock	16.g	(37,203)	(224)	(37,203)	(224)
Income reserves		89,685	89,156	89,685	89,156
Additional dividends proposed	16.e	7,533	40,333	7,533	40,333
Equity adjustment	16.f	40,005	36,268	40,005	36,268
Total equity		686,015	752,106	686,015	752,106
Total liabilities and equity		781,362	896,068	853,529	1,017,840

See accompanying notes.

Income statements
Years ended June 30, 2016 and 2015

(In thousands of reais, unless stated otherwise)

		Company		Consolidated	
	Note	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Net revenue	18	133,231	155,401	147,128	174,351
Gain from sale of farm	17	-	-	-	193,464
Changes in fair value of biological assets and agricultural produce	9	(9,265)	8,392	(8,718)	9,788
Set up (reversal) of provision for impairment of net realizable value of agricultural produce	8.1	733	(2,800)	659	(3,038)
Cost of sales	19	(121,066)	(152,824)	(134,714)	(170,489)
Gross profit (loss)		3,633	8,169	4,355	204,076
Selling expenses	19	(2,027)	(5,011)	(2,732)	(9,006)
General and administrative expenses	19	(27,721)	(28,317)	(28,944)	(29,360)
Other operating income (expenses), net	21	1,012	9,826	2,812	(3,422)
Equity pickup	11.a	12,779	183,530	(511)	(4,355)
Operating income (loss) before financial results and taxes		(12,324)	168,197	(25,020)	157,933
Net financial income (expenses)					
Financial income	22	131,093	74,984	192,644	122,552
Financial expenses	22	(106,493)	(58,312)	(154,270)	(89,914)
Profit before income and social contribution taxes		12,276	184,869	13,354	190,571
Income and social contribution taxes	15.2	(1,704)	(4,059)	(2,782)	(9,761)
Net income for the year		10,572	180,810	10,572	180,810
Basic earnings per share – reais	23	0.1816	3.1049		
Diluted earnings per share – reais	23	0.1805	3.1036		

See accompanying notes.

Statements of changes in equity
Years ended June 30, 2016 and 2015
(In thousands of reais)

		Company		Consolidated	
	Note	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Net income for the year		10,572	180,810	10,572	180,810
Comprehensive income to be reclassified to income for the year in subsequent periods:					
Effect on the conversion of the investment in joint venture	11.a	3,737	27,865	3,737	27,865
Total comprehensive income (loss)		14,309	208,675	14,309	208,675

See accompanying notes.

Statements of comprehensive income (loss)
Years ended June 30, 2016 and 2015
(In thousands of reais)

		Attributable to controlling shareholders								
					Income reserves					
	Note	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Equity adjustment	Retained earnings (accumulated losses)	Total equity
At June 30, 2014		584,224	4,201	(1,934)	-	-	-	8,403	(10,988)	583,906
Share-based payment		-	82	-	-	-	-	-	-	82
Treasury stock acquired	16.g	-	-	(224)	-	-	-	-	-	(224)
Cancellation of treasury stock		-	(1,934)	1,934	-	-	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	180,810	180,810
Constitution of legal reserve	16.e	-	-	-	8,491	-	-	-	(8,491)	-
Minimum mandatory dividends	16.e	-	-	-	-	-	-	-	(40,333)	(40,333)
Additional dividends proposed	16.e	-	-	-	-	-	40,333	-	(40,333)	-
Constitution of reserve for reinvestment and expansion	16.e	-	-	-	-	80,665	-	-	(80,665)	-
Effect on the conversion of the investment to joint venture	11.a	-	-	-	-	-	-	27,865	-	27,865
At June 30, 2015		584,224	2,349	(224)	8,491	80,665	40,333	36,268	-	752,106
Payment of additional dividends	16.e	-	-	-	-	-	(40,333)	-	-	(40,333)
Treasury stock acquired	16.g	-	-	(39,653)	-	-	-	-	-	(39,653)
Exercise of granted shares		-	(578)	2,674	-	-	-	-	-	2,096
Net income for the period		-	-	-	-	-	-	-	10,572	10,572
Constitution of legal reserve	16.e	-	-	-	529	-	-	-	(529)	-
Minimum mandatory dividends	16.e	-	-	-	-	-	-	-	(2,510)	(2,510)
Additional dividends proposed	16.e	-	-	-	-	-	7,533	-	(7,533)	-
Effect on the conversion of the investment to joint venture	11.a	-	-	-	-	-	-	3,737	-	3,737
At June 30, 2016		584,224	1,771	(37,203)	9,020	80,665	7,533	40,005	-	686,015

See accompanying notes.

Statements of cash flow
Years ended June 30, 2016 and 2015
(In thousands of reais)

	Notes	Company		Consolidated	
		6/30/2016	6/30/2015	6/30/2016	6/30/2015
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income for the year		10,572	180,810	10,572	180,810
Adjustment to reconcile net income					
Depreciation and amortization	19	18,501	17,750	21,957	22,222
Gain from sale of farm	17	-	-	-	(193,464)
Grant of stock options		-	82	-	82
Net book value of property, plant and equipment disposed of		208	2,325	208	2,409
Write-off of capitalized cost in investment properties	10	12	(1,405)	12	(1,405)
Equity pick-up	11.a	(12,779)	(183,530)	511	4,355
Unrealized gain on derivatives, net	22	(1,196)	5,335	(1,196)	5,335
Short-term investments, foreign exchange and monetary variation and other financial charges, net	22	(20,731)	(12,001)	(23,960)	(3,615)
Adjustment to present value of receivables from sale of farms, machinery and financial lease, net	22	229	(1,068)	(9,850)	(18,296)
Deferred income and social contribution taxes	15.2	(8,400)	3,483	(13,216)	417
Fair value of biological assets and agricultural products and depletion of crops	9	9,265	(8,392)	8,718	(9,788)
Set-up (reversal) of provision for impairment of agricultural products, net	8.1	(733)	2,800	(659)	3,038
Allowance for doubtful accounts	19	(326)	54	(314)	(2,731)
Onerous contracts		-	(579)	-	(579)
Provision for legal claims	24	(2,283)	70	(2,229)	111
Loss from Investments		-	53	-	53
Discount on the payment for Alto Taquari farm	12	-	-	(2,277)	-
		(7,661)	5,787	(11,723)	(11,046)
Changes in operating working capital					
Trade accounts receivable		10,964	688	46,895	12,296
Inventories		13,620	5,100	11,156	6,756
Biological assets		(32,040)	5,719	(30,535)	5,627
Taxes recoverable		350	4,587	(964)	4,570
Operations with derivatives		(518)	(1,235)	(9,686)	5,893
Other receivables		(842)	(616)	(882)	(482)
Trade accounts payable		6,854	(3,516)	6,544	(4,516)
Related parties		823	(45,115)	(1,127)	(36,767)
Taxes payable		(59)	(793)	(10,216)	(11,317)
Income and social contribution taxes paid		(461)	2,047	(7,422)	18,512
Labor charges		(2,376)	2,548	(2,359)	2,485
Advances from customers		(6,116)	(8,047)	(7,219)	(2,891)
Other liabilities		501	-	(240)	(295)
Net cash used in operating activities		(16,961)	(32,846)	(17,778)	(11,175)
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisitions of property, plant and equipment and intangible assets		(901)	(1,672)	(1,104)	(1,800)
Acquisitions of investment properties	10	(7,062)	(28,167)	(10,745)	(30,629)
Redemption of (investment in) marketable securities, net		24,861	(46,047)	172,960	(27,482)
Dividends received		168,364	104,607	-	-
Increase in investments and interest held	11.a	(33,573)	(25,926)	-	(25,903)
Future capital contribution	11.a	(855)	(1,152)	-	-
Cash received from sale of farms		-	28,000	-	105,766
Net cash from (used in) investing activities		150,834	29,643	161,111	19,952
CASH FLOWS FROM FINANCING ACTIVITIES					
Payment for purchase of farms	12	-	-	(27,394)	-
Loans and financing raised	14	38,997	67,365	71,566	97,407
Interest paid on loans and financing	14	(2,949)	(12,218)	(8,425)	(15,682)
Repayment of loans and financing	14	(48,964)	(77,803)	(82,270)	(101,403)
Treasury stock	16.g	(39,653)	(224)	(39,653)	(224)
Receipt from the exercise of granted shares		2,096	-	2,096	-
Dividends paid		(80,669)	-	(80,669)	-
Net cash from (used in) financing activities		(131,142)	(22,880)	(164,749)	(19,902)
Increase (decrease) in cash and cash equivalents		**2,731**	**(26,083)**	**(21,416)**	**(11,125)**
Cash and cash equivalents at beginning of period	5.1	13,392	39,475	75,620	86,745
Cash and cash equivalents at end of period	5.1	16,123	13,392	54,204	75,620
		2,731	**(26,083)**	**(21,416)**	**(11,125)**

See accompanying notes.

Statements of value added

Years ended June 30, 2016 and 2015
(In thousands of reais)

	Notes	Company 6/30/2016	Company 6/30/2015	Consolidated 6/30/2016	Consolidated 6/30/2015
Revenues					
Gross operating revenue	18	139,081	162,278	155,401	183,765
Gain on sale of farm	17	-	-	-	193,464
Change in fair value of biological assets and agricultural products	9	(9,265)	8,392	(8,718)	9,788
Provision for impairment of agricultural products, net	8.1	733	(2,800)	659	(3,038)
Other revenues		1,255	12,870	2,998	1,269
Allowance for doubtful accounts	19	(326)	54	(314)	(2,731)
		131,478	180,794	150,026	382,517
Inputs acquired from third parties					
Cost of sales		(103,311)	(136,319)	(113,503)	(149,512)
Materials, energy, outsourced services and other		(8,468)	(14,406)	(9,342)	(17,546)
		(111,779)	(150,725)	(122,845)	(167,058)
Gross value added		19,699	30,069	27,181	215,459
Depreciation and amortization	19	(18,501)	(17,750)	(21,957)	(22,222)
Net value added by the Company		1,198	12,319	5,224	193,237
Value added received in transfer					
Equity pickup	11.a	12,779	183,530	(511)	(4,355)
Financial income	22	131,093	74,984	192,644	122,552
		143,872	258,514	192,133	118,197
Total value added to be distributed		**145,070**	**270,833**	**197,357**	**311,434**
Personnel and charges					
Direct compensation		14,476	15,399	14,522	15,374
Benefits		2,366	1,842	2,366	1,845
Severance fund (F.G.T.S).		324	318	324	318
Taxes, charges and contributions					
Federal		11,707	11,694	15,724	19,846
State		1,473	1,613	2,200	2,462
Local		152	132	281	152
Financing					
Financial expenses		103,212	58,312	150,580	89,914
Rentals		788	713	788	713
Interest on equity					
Minimum mandatory dividends	16.e	2,510	40,333	2,510	40,333
Additional dividends proposed	16.e	7,533	40,333	7,533	40,333
Retained earnings and reserves	16.e	529	100,144	529	100,144
Value added distributed		**145,070**	**270,833**	**197,357**	**311,434**

See accompanying notes.

1. General information

BrasilAgro Companhia Brasileira de Propriedades Agrícolas ("BrasilAgro or "Company") was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

The Company holds interest in other companies ("subsidiaries), as mentioned in Note 2.1, and its corporate purpose includes:

- agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services;
- the import and export of agricultural products and inputs and those related to cattle raising activity;
- the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas;
- real estate brokerage involving any type of operations;
- holding interest, as a member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein; and
- management of its own and third-party assets.

The Company and its subsidiaries have 9 (nine) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 255,888 hectares.

2. Basis of preparation and presentation

The significant accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1. Basis of preparation

The individual and consolidated financial statements were prepared based on the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil (BR GAAP), which comprise the Brazilian corporate law, as well as the Accounting Pronouncements, Guidelines and Interpretations issued by the Brazilian FASB (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM).

The Company's Management affirms that all material information about the Company in the financial statements, and only that information, is being highlighted and corresponds to the information used by it in its management.

The Company's Board of Directors is entitled to change the Company's annual individual and consolidated financial statements after their issuance. On August 18,

2016 the Company's Executive Board, the Board of Directors and the Supervisory Board approved the Company's individual and consolidated financial statements and authorized their disclosure.

The individual and consolidated financial statements have been prepared based on the historical cost, unless otherwise stated, as described in the summary of significant accounting policies.

The financial statements have been prepared in the ordinary course of business. Management has not identified any significant uncertainty as to the Company's ability to continue as a going concern in the next 12 months.

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires Management's judgmental analysis when applying the Company's accounting practices. Those areas requiring a higher level of judgment and with more complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed in Note 3.

The non-financial data included in these financial statements, such as sales volume, planted and leased area, quantity of farms, insurance and environment, has not been examined by the independent auditors.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2016 and 2015, as shown in the table below and in Note 11, and of the FIM Guardian exclusive investment fund.

Subsidiaries	Interest in total capital – %
Jaborandi Agrícola	99.99
Jaborandi	99.99
Cremaq	99.99
Engenho	99.99
Araucária	99.99
Mogno	99.99
Cajueiro	99.99
Cajueiro	99.99
Flamboyant	99.99
Cresca S.A.*	50.00
FIM Guardian exclusive fund	100.00

* Joint venture – it is not included in the consolidated results and is recorded as investment and subject to equity pickup.

The subsidiaries are fully consolidated from the date of acquisition, being consolidated up to the date on which the control no longer exists. The financial statements of the subsidiaries are prepared for the same disclosure period as the parent company, using consistent accounting policies. All intragroup balances, revenues and expenses are fully eliminated from the consolidated financial statements.

Intercompany balances and transactions have been eliminated in the consolidation process. Gains and losses arising from intercompany transactions are also eliminated.

2.2. Foreign currency translation

a) Functional and reporting currency

Items included in the financial statements of each of the subsidiaries headquartered in Brazil and the Company are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"), for which the functional and reporting currency is the Brazilian Real and the U.S. Dollar for the joint venture Cresca S.A. ("Cresca") headquartered in Paraguay.

b) Transactions and balances in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuations, when items are remeasured.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statements.

c) Foreign group companies

In the preparation of the Company' financial statements, the financial statements of the joint venture, whose functional currency is the U.S. dollar, are translated into reais as follows: a) Balance Sheet at the effective foreign exchange rate at the end of each year and b) Income statement, at the average foreign exchange rate for the quarter.

The adjustments at fair value in the book values upon the investment acquisition in Cresca are expressed in Cresca's functional currency and translated at the foreign exchange rate at the end of each year.

The effects of variations in the foreign exchange rate resulting from these translations are presented under "Equity adjustment" in the statement of changes in equity and in the statement of comprehensive income (loss).

2.3. Investments in subsidiaries and in joint venture

Investment in subsidiaries in the individual financial statements and investments in joint venture in the individual and consolidated financial statements are recorded by the equity method.

Joint venture is an agreement whereby the parties sharing joint control are entitled to the net assets of the joint ventures. Joint control is the contractual sharing of a control, existing only when decisions on related activities require the unanimous consent of the parties.

2.4. Cash and cash equivalents and marketable securities

Cash and cash equivalents includes cash, bank deposits maturing within 90 days from the date of the contract and short-term highly liquid repurchase agreements for which there are no fines or other restrictions on their immediate redemption from the issuer of the instrument.

Cash equivalents are recorded at cost plus earnings accrued up to the balance sheet dates, not exceeding market or realization value.

Marketable securities include exclusive investment funds (FIM Guardian) which are fully consolidated and financial investments provided as guarantee for loans and financing recorded in noncurrent assets based on the maturities of referred to loans and financing. In addition, there are restricted reverse repurchase agreements related to the fulfillment of certain contractual provisions precedent, in the ordinary course of business, executed upon the sale of Cremaq Farm.

Considering the nature of investments held by the Company, there are no significant differences between their book value and the market value. Book balances are recorded at the original value plus earnings accrued up to the balance sheet date on a pro-rata temporis basis.

Investments in bank deposit certificates and repurchase agreements may mature over 90 days from the date of contract, and may have repurchase guarantee contractually provided by the financial institution issuing the security, allowing the redemption of securities at the amount originally invested plus interest with no penalty. They are classified as cash and cash equivalents. Investments in deposit certificates that are not eligible for redemption without penalties are held in marketable securities.

Certain debt agreements require the Company to keep marketable securities as guarantee for the outstanding balances. Such investments are linked while held in guarantee. The Company records the purchases and sales of such investments as investment activities in the statement of cash flows.

The fixed income investments are intended to maintain the amounts held by the Company and not yet allocated to rural activities, and are governed by a policy approved by the Board of Directors.

In the statement of cash flows, financing and investing activities include only transactions which actually impact cash and cash equivalents.

2.5. Financial instruments

2.5.1. Classification and measurement

In the years presented, the Company classifies its financial assets and liabilities within the following categories: measured at fair value through profit or loss, loans and receivables, and available for sale. Classification of financial assets and liabilities is determined at initial recognition.

a) Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets designated by the Company as at fair value through profit or loss at the initial recognition. A financial asset is classified as held for trading if acquired principally: (i) for the purpose of selling in the short-term (ii) if a derivative (unless designated as hedges for accounting purposes) or, (iii) if the measurement at fair value reduces or eliminates some inconsistency in measurement in accordance with the Company's financial management.

The Company designates certain financial assets at the initial recognition by the fair value through profit or loss. This designation cannot be altered later. These assets are mainly represented by marketable securities, derivatives and receivables from the sale of farms, which consist of debt instruments recognized in the consolidated balance sheet in "Trade accounts receivable".
Changes in fair value related to receivables from the sale of farms designated at fair value through profit or loss are recognized in "Gain (loss) on remeasurement of receivables from the sale of farms" under "Financial income".

b) Loans and receivables

The category includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except those with maturities greater than 12 months from the balance sheet date (which are classified as non-current assets).
The Company's loans and receivables comprise trade receivables, other receivables, and marketable securities given as a guarantee of loans and financing and related party transactions. Loans and receivables are recorded at amortized cost, using the effective interest rate method. Amortization using the effective interest rate is included under the heading Financial income in the income statement.

c) Financial assets available for sale

Financial assets available for sale are those non-derivative assets which are not classified as (a) loans and receivables, (b) investments held to maturity (c) financial assets at fair value through profit or loss. These financial assets include equity instruments and debt securities. Debt securities in this category are those intended to be held for an indefinite period and which may be sold to meet the liquidity needs or as response to the changes in market conditions.
After initial measurement, financial assets available for sale are measured at fair value, with unrealized gains and losses, directly recognized in the available for sale reserve in other comprehensive income up to the investment disposal, except for impairment losses, interest calculated using the effective interest method and gains or losses on foreign exchange variation on monetary assets which are recognized in the income statement for the period.
When the investment is derecognized or when there is an impairment loss, the cumulative gains or losses previously recognized in other comprehensive income should be recognized in the income statement.

d) Financial liabilities

The Company recognizes bonds issued and subordinated liabilities initially on the date when they are originated. Financial liabilities are initially recognized at fair value plus any attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost through the effective interest rate method. The amortization of the effective interest rate method is included in the financial income line in the income statement. The Company's financial liabilities mainly include trade accounts payable, loans and financing, financial lease, operations with derivatives and accounts payable for acquisitions.

2.5.2. Recognition

Regular purchases and sales of financial assets are classified as loans and receivables, and assets available for sale are recognized on the trade date, on which the Company commits itself to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs.
Financial assets are written-off when the rights to receive cash flow from investments have expired or have been transferred; in the latter case, provided the Company has transferred, significantly, all risks and benefits of ownership.

2.5.3 Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or

more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria that the Company uses to determine if there is objective evidence of an impairment loss include:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv) it becomes probable that the borrower shall file a petition for bankruptcy or other financial reorganization;

(v) the absence of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio; and
- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure any impairment loss is the current effective interest rate determined by the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument's fair value using an observable market price.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement.

2.6. Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument. The Company did not designate any derivative for hedge accounting.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the income statement (Note 27). The fair value of derivative financial instruments is disclosed in Note 6.

2.7. Trade receivables

Trade receivables are amounts due from customers for merchandise and farms sold in the ordinary course of the Company's business. If collection is expected in one year or less, trade receivables are classified as current assets. Otherwise, they are presented as non-current assets.

Trade receivables not related to the sale of farms are initially recognized at fair value, and subsequently, measured at amortized cost under the effective interest rate method less allowance for doubtful accounts, if necessary.

Trade receivables related to the sale of farms for which the amount of cash receivable is contractually determined in reais, equivalent to a quantity of soybean bags, are designated at fair value through profit or loss upon the initial recognition. In these cases, the amount of the receivable is subsequently remeasured at each balance sheet date by applying to the quantity of sacks of soybean the quotation of soybean for future delivery at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery on a specific maturity date) and by multiplying the resulting amount in U.S. dollars at the exchange rate of US$ to R$ for future delivery also on the same maturity date (considering that future soybean quotations are denominated in US$) with the then resulting amount in Reais discounted to present value. The gain (loss) on remeasurement of the receivable is recognized in Financial income under "Realization of present value on the accounts receivable balance" (Note 22).

2.8. Inventories

The inventories of agricultural products from biological assets are measured at fair value less selling expenses when they are ready to be harvested, when transferred from the biological assets group of accounts to the inventories group of accounts.

The inventories of seeds, manure, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials were assessed at the average acquisition cost.

According to practices adopted by management, upon the identification of loss of quality of products which affect their sales (either due to storage, load, transportation or other events related to the operation) an assessment and physical segregation of the quantity of these products are carried out. At that moment an internal process of registration, approval, disposal of inventories and destination of

this quantity is started through the approval of the responsible officers duly formalized in the Company's management system.

A provision for adjustment of inventories to net realizable value of agricultural products is set up when the fair value recorded in inventories is higher than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell. Impairment to net realizable value is recognized in the statement of income for the year it refers to under "Changes in the provision for impairment of agricultural products after harvest".

2.9. Biological assets

The Company's and its subsidiaries' biological assets consist mainly of the cultivation of soybean, corn, sorghum, cotton, sugarcane and beef cattle, which are measured at fair value less selling expenses.

Agricultural activity

The fair value of biological assets is determined upon their initial recognition and at each subsequent balance sheet date. Gains and losses arising from the variation of fair value of biological assets is determined by the difference between fair value and costs incurred with plantation and treatment of crops of biological assets until evaluation, recorded in the statement of income for the year under "Changes in fair value of biological assets". In certain circumstances, the estimated fair value less selling expenses approximate cost value of formation until that moment, especially when only a minor biological transformation has taken place from the initial moment or when no material impact is expected from that biological transformation on the price. Biological assets continue to be recorded at their fair value.

The sugarcane crops productive cycle is five years on average, whereupon they are classified as a non-current biological asset. The calculation methodology used to estimate the value of the biological asset "sugarcane" was the discounted cash flow at a rate compatible with the risk and the time of operations. For such, we projected the future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each hectare planted.

The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the culture, variety, geographic location and climatic conditions. The calculation methodology used to estimate the value of the biological assets of grains was the discounted cash flow at a rate compatible with the risk and time of operations. For such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company budget or on new internal estimates and market prices. These prices for commodities available in futures markets, were obtained from quotes on the

following boards of trade: CBOT ("Chicago Board of Trade"), BM&F (Bolsa de Mercadorias e Futuros), and NYBOT ("New York Board of Trade"). For the agricultural products not quoted in this type of market, we used the prices obtained through direct market surveys or disclosed by specialized companies. Based on market prices, we used the related logistic and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques – the discounted cash flow method. The data of these methods is based on the information observed in the market, whenever possible, and whenever it is not feasible, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, e.g. price, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in biological assets.

Cattle raising activity

On June 14, 2016, as mentioned in Note 9, the Company started raising cattle, which typically consists of producing and selling beef calves after weaning, which characterizes the activity as breeding.

For segregation purposes, when applicable, the Company classifies its cattle herd into: beef cattle (current assets), which can be sold as a biological asset for meat production; and dairy cattle (non-current assets), which is used in farm operations to generate other biological assets. Up to the reporting date the Company only had beef cattle, which includes calves and heifers.

The fair value of beef cattle is calculated at market value, given the existence of an active market. The gain or loss from changes in the fair value of biological assets is recognized in profit or loss for the period when it occurs (Note 9). The Company considered the prices in the cattle market in Bahia state and the metrics used in the market. Accordingly, beef and dairy cattle are measured based on arroba and the age bracket of animals.

2.10. Investment properties

The Company's business strategy aims mainly at the acquisition, development, exploration and sale of rural properties where agricultural activities can be developed. The Company acquires rural properties believed to have significant potential to generate value by means of maintenance of assets and development of profitable agricultural activities. By acquiring rural properties, the Company seeks to implement higher value added crops and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease contracts with third parties. Based on this strategy, whenever the Company

considers that its rural properties become profitable, it sells those properties to realize capital gains.

The land of rural properties purchased by the Company is stated at acquisition cost, which does not exceed its net realizable value, and is presented in "Non-current assets". The fair value of each property is stated in Note 10.

Buildings, improvements and land clearing in investment properties are valued at historical cost, less accumulated depreciation, following the same criteria described for property, plant and equipment in Note 2.11.

2.11. Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditures directly attributable to the acquisition of the items. Historical cost also includes finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All other repair and maintenance costs are charged to the statement of income for the year, as incurred.

Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, whose annual depreciation rates are described below:

Annual depreciation rates %

	2016	2015
Buildings and improvements	4-20	2-20
Equipment and facilities	10	10
Vehicles and agricultural machinery	13-20	13-20
Furniture and fixtures	10	10
Land clearing	10-20	10-20

The assets' residual values and useful lives are revised and adjusted, if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount and are recognized in "Other operating income" in the income statement.

2.12. Intangible assets

Intangible assets comprise software license and acquired contractual rights amortized over their estimated useful life of 5 years and in accordance with services rendering for land clearing, respectively.

Costs associated with software maintenance are recognized as an expense as incurred.

2.13. Impairment of non-financial assets

Pursuant to CPC 01 (IAS 36) – Impairment of assets, investment properties, property, plant and equipment and intangible assets are subject to impairment tests whenever events or changes in circumstances indicate that their book value may not be recovered.

Assets with finite useful lives are reviewed for impairment indicators on each balance sheet date and whenever events or changes in circumstances indicate that the book value may not be recovered. If any indication is detected, the assets are tested for impairment. An impairment loss is recognized at the amount at which the accounting cost exceeds its recoverable amount.

On June 30, 2016 and 2015, no indications of impairment for these assets were identified.

2.14. Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less, otherwise they are stated as non-current liabilities.

2.15. Loans and financing

Loans and financing are recognized initially at fair value, net of transaction costs incurred and subsequently carried at amortized cost. Any difference between amounts raised (net of transaction costs) and the settlement value is recognized in the income statement over the period the loans are outstanding using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the loan to which it relates.

Loans are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet

date.

2.16. Provisions

Provisions are recognized when the Company has a present, legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount may be reliably estimated.

The contingent liabilities arising from labor, social security, tax, environmental, contractual, operating obligations and administrative and judicial claims are accrued at their estimated amount when the likelihood of loss is considered probable (Note 3.a).

2.17. Current and deferred income tax and social contribution

a) Current income tax and social contribution

Current and deferred income tax and social contribution are calculated at the rates of 15%, plus a 10% surtax on taxable profit exceeding R$ 240 per annum for income tax and 9% on taxable profit for social contribution on net profit, and considers the losses on income tax and social contribution carryforward limited to 30% of annual taxable profit, except for rural activity which is up to 100% of annual taxable profit. There is no statute of limitations for the balance of losses on income tax and social contribution carryforward.

As permitted by tax legislation in Brazil, certain subsidiaries opted to compute taxable profit as a percentage of gross sales. For these companies, the income tax and social contribution calculation bases is based on the estimated profit assessed at the rate of 8% and 12% on gross revenue, respectively, on which the nominal rates of the related tax and contribution are applied.

b) Deferred income tax and social contribution

Income tax and social contribution is recognized by the estimated future effect of temporary differences and losses on income tax and social contribution carryforward. A deferred income tax liability is recognized and social contribution for all the temporary tax differences, whereas the deferred income tax recoverable is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The deferred tax assets and liabilities are classified as long term. The income tax related to items directly recognized in equity for the current or prior year are directly recognized in the same account.

Deferred income tax and social contribution are calculated on losses on income tax and social contribution carryforward, and the related temporary differences between the calculation bases of tax on assets and liabilities and the book

values of the financial statements. The rates of these taxes, currently defined for the determination of these deferred credits are 25% for income tax and 9% for social contribution (Notes 15).

2.18. Benefits to employees

a) Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense during the year in which the specific conditions for acquiring the rights must be met.

The proceeds received, when the options are exercised, net of any directly attributable transaction costs, are credited to share capital (nominal value) and capital reserve, if applicable.

b) Profit sharing

The Company provides employees with a participation in a profit-sharing arrangement, pursuant to which all of the employees have the right to receive annual bonuses based on consolidated financial and operating results and also on personal goals set for each employee.

2.19. Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction of the value raised, net of taxes.

2.20. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company's activities, or also leases. Revenue is presented net of taxes, returns, rebates and discounts, as well as eliminations of sales among the Company subsidiaries.

The Company recognizes revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company's activities, as described below. The Company's estimates are based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each sale.

a) Sale of goods

Revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the given location, according to the agreed sales terms.

In the case of grains, the Company usually enters into sale agreements for future delivery determining that the price may be established by the Company, for the total or partial volume sold, up to the delivery, in accordance with formulas established in contract. In certain cases, this formula established in contract determines a price in U.S. dollars. The amount in reais is also determined in contract, based on the exchange rate effective a few days before the date of financial settlement. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains.

Upon the delivery of grains, the revenue is recognized based on the price established with each purchaser considering the exchange rate effective on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors, as well as by the exchange rate variation up to the settlement date.

b) Sale of farms

Sales of farms are not recognized in the statement of income until (i) the sale is completed, (ii) the Company determines that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Company has transferred to the buyer the risk of ownership, with no further involvement therewith. The result from sales of farms is presented in the income statement as "Gain on sale of farm "by the difference between the value of consideration for the sale and the book value of the farm sold.

c) Revenue from leasing of land

The revenues from operating lease of land are recognized on a straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized considering the price of the agricultural product or livestock effective at the balance sheet date or

at the date established in agreement, as the case may be. The amounts received in advance as leasing, where applicable, are recognized in current liabilities under the caption "Other liabilities". Leasing revenues in which a significant portion of the risks and benefits of ownership are retained by the lessor are classified as operating leases.

2.21. Financial income and expenses

These comprise interest and monetary and exchange variations arising from loan and financing agreements, short-term investments, trade accounts receivable, monetary and foreign exchange gains or losses, gains and losses on measurement at fair value of derivative financial instruments and accounts receivable from sale of farms, as well as discounts obtained from suppliers for the prepayment of trade notes.

2.22. Leases

The Company has carried out lease of farms which were classified as operating leases to the extent that a significant portion of the risks and benefits of the ownership is held by the lessor, and lease of sugarcane crops, classified as financial leases to the extent that a significant portion of the risks and benefits of ownership is transferred to the lessee. The lease expenses are initially recorded as part of biological assets and recorded as cost of sales of agricultural products upon the sale.

The lease payments whose value is based on future quotation of soybean or sugarcane and therefore do not have a fixed value, but rather depend on the soybean quotation on a future date, are considered contingent payments.

2.23. Distribution of dividends and interest on equity

Distributions of dividends and interest on equity to the Company's shareholders are recognized as a liability in the Company's financial statements at year end based on the Company's articles of incorporation. Any amount that exceeds the minimum required dividend is only accrued on the date it is approved by shareholders at the General Shareholders' Meeting, according to the proposal presented by the Board of Directors. The tax benefit of interest on equity is recognized in the income statement.

2.24. Adjustment to present value – assets and liabilities

The elements comprising assets and liabilities, arising from long- or short-term operations of material effect, are adjusted to present value.

Accordingly, certain elements of assets and liabilities are adjusted to present value, based on discount rates, which intend to reflect best estimates, as regards the time

value of money.

The discount rate used varies in accordance with the features of assets and liabilities in question. That is, it shall depend on the risk, term and specifics of the aforementioned item. Its basis and assumption are the average rate of loans and financing raised by the Company, net of inflation effect.

2.25. Basic and diluted earnings (loss) per share

The basic earnings/ (loss) per share are calculated by dividing the net income available to common shareholders by the average weighted number of outstanding common shares during the year.

The diluted earnings per share are computed in a similar fashion, except that outstanding shares are added to include the number of additional shares that would be outstanding in the event that the shares with potential dilution attributable to stock options and warrants had been issued during the respective years, using the weighted average price of shares.

2.26. Statements of cash flows and value added

The statements of cash flows are prepared and presented in accordance with CPC 03 (R2) – Statement of cash flows, issued by Brazil's FASB (CPC). The statements of value added are prepared and presented in accordance with CPC 09 – Statement of value added, issued by CPC.

The interest paid and the dividends received are classified as cash flows from financing and cash flows from investments, respectively, since they are costs for obtaining financial resources and return on the investments, and are not considered Company operating activities.

2.27. New standards, amendments and interpretations of standards

The standards and interpretations issued, but not yet adopted up to the date of issuance of the financial statements are presented below. The Company is assessing potential impacts arising from these standards on its financial statements for the year ending June 30, 2017.

At the date of preparation of the Financial Statements, the following IFRS amendments had been published, however, the application of which is not mandatory:

- IFRS 9 – Financial Instruments: The ultimate aim of this standard is to replace IAS 39 – Financial Instruments: Recognition and Measurement. The key changes expected are: (i) all financial assets must initially be recognized at their fair value; (ii) the standard classifies all financial assets, which are currently under IAS 39, into two

groups: amortized cost and fair value; (iii) available for sale and held to maturity categories of IAS 39 were eliminated; and (iv) the concept of embedded derivatives in IAS 39 was replaced by the concepts provided in the new standard. The standard will come into effect on January 1, 2018. The Company is evaluating the impact on its financial statements.

- Amendments to IFRS 11 – Accounting for Acquisitions of Interests in Joint Operations. The changes are applicable from the years beginning on January 1, 2016. The Company is evaluating if these changes will have any impact on its financial statements.

- IFRS 15 – Revenue from Contracts with Customers: The new standard provides the principles to be applied by an entity to determine the measurement of revenue and when it must be recognized. The standard is effective as from January 1, 2018. The Company is evaluating the impact on its financial statements.

- IFRS 16 – Leases: It establishes that leases be recognized in the lessee's balance sheet, recognizing a liability amount for future payments and an intangible asset for the right of use. The definition of lease covers all agreements that grant the right of use and control of an identifiable asset, including lease agreements and, possibly, some components of service agreements. The standard is applicable as of January 1, 2019. The Company is evaluating the impact on its financial statements.

- IAS 16 – Property, Plant and Equipment and IAS 41 – Agriculture: The main change is that the biological assets for production (bearer assets), such as sugarcane stubble crops, are excluded from the scope of IAS 41 and must be recorded in accordance with IAS 16, that is, cost less accumulated depletion and possible impairment losses. Consumable biological assets, such as unharvested sugarcane and fruits, until they are harvested, are measured at fair value and continue to be under the scope of IAS 41.

This change will affect the Company's financial statements. The respective effects are being analyzed and will be disclosed in the first quarter of the following year.

3. Significant accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Based on the assumptions the Company makes estimates relating to its future performance. The resulting accounting estimates shall, by definition, seldom equate to the related actual amounts. The estimates and assumptions that pose a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below.

a) Contingencies

The Company is a party to various judicial and administrative lawsuits, as described in Note 24. Provisions are set up for all the contingencies related to judicial lawsuits that are assessed as probable losses (present obligations resulting from past events and probable outflow of resources that incorporate economic benefits to settle the obligation, and when those obligations can be reliably estimated). The evaluation of the likelihood of loss includes the opinion of external legal counsel. Management believes that these contingencies are properly recorded and presented in the financial statements.

b) Biological assets

The fair value of biological assets recorded in the balance sheet (Note 9) was determined using valuation techniques, including the discounted cash flow method. The inputs for these methods are based on those observable in the market, whenever possible, and when not feasible, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost. Changes in the assumptions on these factors might affect the fair value recognized for biological assets.

An increase or decrease by 1% in the expected productivity of sugarcane and grains would result in an increase or decrease in the value of biological assets by R$861 and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in the value of biological assets by R$1,297.

c) Investment properties

The fair value of investment properties disclosed in the notes to financial statements was obtained through valuation prepared by the Company.

The valuation was carried out by means of standards practiced in the market considering the characterization, location, type of soil, regional climate, and calculation of improvements, presentation of the elements and calculation of the land value, which may change in relation to these variables.

Methodology used

At June 30, 2016, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

i) The valuation relied, among other items, on the following information: (i) location of farms, (ii) total area and its related percentages of land clearing and use;
ii) The market value presented for the farm corresponds to the portion of bare land, for

payment in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was considered in the assessment of prices;

iii) The value of land for agriculture, in the surveyed region, is referenced to the price of soybean bag. The unit amounts of the farms for sale (market research) were obtained by soybean bags per hectare. Accordingly, the amount in reais (R$) of the property varies directly due to the variation in the soybean price; and

iv) The soybean price considered at the base date of the work, June 30, 2016, was R$ 57.10 and R$55.80 for the regions of Barreiras, State of Bahia, and R$ 56.36 for the regions of Alto Taquari and Mineiros, States of Goiás and Mato Grosso, respectively. This amount represents an average in amounts arbitrated by the real estate market of the region due to the significant instability in the amount of soybean bag.

d) Deferred income tax

The Company recognizes deferred assets and liabilities, as described in Note 15, based on the differences between the carrying amount presented in the financial statements and the tax base of assets and liabilities using the effective rates. The Company regularly revises the deferred tax assets for the possibility of recovery, considering the historical profit generated and the projected future taxable profit, in accordance with a technical feasibility study.

4. Financial risk management

4.1. Financial risk factors

The Company operates with various financial instruments, mainly including cash and cash equivalents, marketable securities, trade accounts receivable, accounts receivable for the sale of farms, related party transactions, trade accounts payable, accounts payable for the purchase of farms and loans and financing and derivative instruments.

Certain Company operations are exposed to market risks, mainly in relation to exchange rates, interest rates and changes in the prices of agricultural commodities. As a result, the Company also operates derivative financial instruments, used to hedge crops or balance sheet components, depending on the nature of the operation.

Considering the nature of the instruments, excluding derivative financial instruments, the fair value is basically determined by the application of the discounted cash flow method. The amounts recorded under current assets and liabilities have either immediate liquidity or mature within twelve months. Considering the terms and characteristics of these instruments, which are systematically renegotiated, the book values approximate fair values.

4.2. Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Company's adopts the following policies guiding its financial instruments, which have been approved by the Board of Directors: (i) Investment Policy which provides guidance on Company's investment of available funds, considering the risks of counterparty, credit instruments and liquidity, among others; (ii) derivative financial instruments policy which provides guidance on management of the Company's exposure to foreign currency, interest rate and indices risks, and agricultural commodities price risk, always relating derivative financial instruments to an asset or liability that generates the exposure; and (iii) the Risk Policy, which addresses items not covered by the Investment Policy or in the derivative financial instruments policy or still related to the hedge of future cash flows, e.g. sale of future production of commodities.

a) Cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farms, loans with related parties and accounts payable. The amounts recorded approximate their estimated fair value.

b) Loans and financing. The book value of loans and financing denominated in reais have its interest rates either fixed or based on the variation of TJLP (Long-Term Interest Rate), SELIC and exchange rate and approximates fair value. The Executive Board reports the operations entered into at the Board of Directors' meetings.

4.3. Analysis of exposure to financial asset and liability risks

a) Foreign currency risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in exchange rates, which reduce the nominal values of assets or increase the values of liabilities. This risk also arises with respect to commitments to sell existing products in inventories or still in formation, at prices to be set, depending on the exchange rate.

b) Interest rate and indices risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in the interest rates or indices which increase financial expenses with respect to agreements for the acquisition of farms, indexed to the General Market Price Index (IGP-M-FGV)

c) Commodities risks

This risk arises from the possibility of the Company incurring losses due to fluctuations in the market prices of agricultural products.

4.4. Objectives and strategies of risk management and of use of derivative instruments

The management of financial risks is a responsibility of the Executive Board which evaluates the exposure to risks such as foreign currency, interest rate, indices and agricultural commodities existing in assets, liabilities and expected transactions of the Company. Considering the exposure to such risks, Company management evaluates the convenience, cost and availability in the market of derivative financial instruments which would allow a reduction in exposure to such risks. After that assessment, the Executive Board decides to enter into derivative financial instruments within the parameters previously approved in the Policies referred to above and reported to the Board of Directors in meetings.

4.5. Risks related to each operating strategy

The use of derivative instruments as an economic hedge reduces the risks of changes in cash flows arising from risks such as foreign currency, interest rate, price indices and agricultural commodities prices, (currently soybean and corn).However the change in the fair value of a derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or projected transactions which are being hedged, as a result of different factors, such as, differences between the contract dates, the maturity and settlement dates, or differences in "spreads" on the financial assets and liabilities being hedged and the corresponding spreads in the related legs of the swaps, among others. In the case of the derivative financial instruments strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the assets and liabilities being hedged.

In the case of the derivative financial instrument strategy to hedge projected sales of soybean or accounts payable/receivable where amounts are subject to changes based on commodities, there may be differences arising from additional factors, such as between the estimated and actual soybean volume to be harvested. There may also be differences between the quoted price of soybean in the international markets where derivative financial instruments are quoted and the price of soybean in the markets where soybean is physically delivered/received by the Company. Should the soybean volume effectively harvested be lower than the amount for which derivative financial instruments were contracted, the Company shall be exposed to variations in the price of the commodities at the volume hedged in excess or vice-versa should the soybean volume effectively harvested be higher than the hedged volume.

To the extent that the Company does not set the selling price of soybean through derivative financial instruments, but rather it establishes a range of selling prices through options, the quantity of US Dollars to be received from the sale of soybean to customers and from the settlement of the options is a range of amounts. Should the notional amount of futures to sell US dollars entered into be lower than the actual amount of US dollars received, the Company shall be exposed to changes in the exchange rate between the U.S. dollar and the Brazilian real for the amount hedged in excess or vice-versa should the notional amount of futures to sell US dollars entered into be higher than the actual amount of U.S. Dollars received.

4.6. Controls over the use of derivative financial instruments

Additionally, the Company is subject to credit risk with respect to the counterparty of the derivative financial instrument. The Company has contracted derivative financial instruments either traded on stock exchanges or from top tier financial institutions or trading companies. The Company understands that at the balance sheet date there are no indications of collectability risk with respect to the amounts recognized as assets with respect to derivative financial instruments.

The main controls established on the use of derivative financial instruments are as follows:

- Establishment of policies defined by the Board of Directors;
- Prohibition to enter into derivative financial instruments that have not been approved by the Executive Board;
- Maintenance by the Executive Board of a centralized inventory of outstanding derivative financial instruments;
- Daily risk report with the consolidated position provided to a group comprising the Executive Board and designated members of the Board of Directors;

- Monthly monitoring by the Executive Board of the fair values as reported by the counterparties as compared to the amounts estimated by management; and

- The fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are embedded.

4.7. Impact of derivative financial instruments in the income statement

Gains and losses from changes in the fair value of derivative financial instruments are recognized in the income statement separately between realized results (corresponding to derivative financial instruments that have already been settled) and unrealized results (corresponding to derivative financial instruments not yet settled).

4.8. Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded on stock exchanges (BM&FBOVESPA and Chicago Board of Trade) is determined based on the quotes ruling at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges the Company uses quotes for similar instruments or information available in the market and uses valuation methodologies widely used and that are also used by the counterparties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a material effect on the amount of the estimated fair value.

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and indices derivatives) are marked to market by the investment funds themselves in accordance with the specific rules applicable to investment funds using market curves observed in the Futures and Commodities Exchange (BM&F) or in Cetip S.A.

Specific methodologies used for derivative financial instruments entered into by the Company:

- Derivative financial instruments of agricultural commodities - The fair value is obtained by using various market sources including quotes provided by international brokers, international banks and available on the Chicago Board of Trade (CBOT).

- Derivative financial instruments of foreign currencies - The fair value is determined based on information obtained from various market sources including, as appropriate, BM&F Bovespa, Cetip, local banks, in addition to information sent by the operation counterparty.

a) Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss on the assets and/or liabilities which are being hedged or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, at the fair value of the contracted derivatives.

The sensitivity analysis is intended to measure the impact from the changes in the market variables on the aforementioned financial instruments of the

Company, considering all other market indicators. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ between the intensity of the variation in relation to the current market. At June 30, 2016, as reference for scenarios probable for the next twelve months, I, II, III and IV a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

The preparation of the Probable Scenario took into consideration the market prices of each one of the reference assets of derivative instruments held by the Company at the end of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter is equal to zero. The assumptions and scenarios are as follows:

					6/30/201
	Probable scenario	Scenario II – (25%)	Scenario I – (50%)	Scenario III – 25%	Scenario IV – 50
Soybean – R$ / bag – August 2016 (CBOT)	83.10	62.32	41.55	103.87	124.6
Soybean – R$ / bag – November 2016 (CBOT)	81.61	61.21	40.81	102.02	122.4
Soybean – R$ / bag – July 2017 (CBOT)	76.80	57.60	38.40	96.00	115.2
U.S. dollar – August 1, 2016	3.24	2.43	1.62	4.05	4.8
U.S. dollar – August 22, 2016	3.26	2.45	1.63	4.08	4.8
U.S. dollar – July 29, 2016	3.24	2.43	1.62	4.05	4.8

					6/30/201
	Probable scenario	Scenario II – (25%)	Scenario I – (50%)	Scenario III – 25%	Scenario IV – 50
Soybean - R$ / bag – July 2015 (CBOT)	74.73	56.05	37.37	93.41	112.1
Soybean - R$ / bag – July 2016 (CBOT)	71.76	53.82	35.88	89.70	107.6
Corn - R$ / bag – December 2015 (CBOT)	32.76	24.57	16.38	40.93	49.1
U.S. dollar – July 1, 2015	3.10	2.33	1.55	3.88	4.6
U.S. dollar – August 1, 2015	3.14	2.35	1.57	3.92	4.7
U.S. dollar – August 21, 2015	3.16	2.37	1.58	3.95	4.7
U.S. dollar – September 15, 2015	3.19	2.39	1.59	3.98	4.7

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company's financial investments, loans and receivables. Reliable sources of indices disclosure were used for the rates used in the "probable scenario".

		CONSOLIDATED			Amounts in thousands								
		Current			Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Sce
Annual average rates		At June 30, 2016					Decrease	25%	Decrease	50%	Increase	25%	Increase
Operation	Risk (*)	Balance (R$)	Amount	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)
Financial investments	CDI	132,105	-	14.13%	1,034	13.35%	(4,408)	10.01%	(8,816)	6.67%	4,408	16.68%	8,816
Marketable securities - CDI	CDI	49,703	-	14.13%	389	13.35%	(1,659)	10.01%	(3,317)	6.67%	1,659	16.68%	3,317
Financial investments	USD	5,893	1,836	3.21	604	3.54	(1,624)	2.65	(3,249)	1.77	1,624	4.42	3,249
Total cash, cash equivalents and marketable securities		**187,701**	**1,836**		**2,027**		**(7,691)**		**(15,382)**		**7,691**		**15,382**
Financing for Bania Project	TJLP	(20,396)	-	7.50%	-	7.50%	382	5.63%	765	3.75%	(382)	9.38%	(765)
Financing for Bania Project	SELIC	(6,271)	-	14.15%	50	13.35%	209	10.01%	419	6.67%	(209)	16.68%	(419)
Financing for Machinery and Equipment – FINAME	TJLP	(113)	-	7.50%	-	7.50%	2	5.63%	4	3.75%	(2)	9.38%	(4)
Financing for sugarcane	TJLP	(1,773)	-	7.50%	-	7.50%	33	5.63%	66	3.75%	(33)	9.38%	(66)
Total financing		**(28,553)**	**-**		**50**		**626**		**1,254**		**(626)**		**(1,254)**
Payables for farms	IGP-M	(22,261)		14.13%	174	13.35%	743	10.01%	1,486	6.67%	(743)	16.68%	(1,486)
Total acquisitions payable		**(22,261)**	**-**		**174**		**743**		**1,486**		**(743)**		**(1,486)**
Araucaria II	Soybean bags	14,411	225,000	76.40	-	76.40	(3,603)	57.30	(7,206)	38.20	3,603	95.50	7,206
Araucaria	Soybean bags	1,930	25,325	77.89	-	77.89	(483)	58.42	(965)	38.95	483	97.37	965
Total receivables from sale of farms		**16,341**	**250,325**		**-**		**(4,086)**		**(8,171)**		**4,086**		**8,171**
Derivatives, net (Note 6)	Soybean	(5,163)	(605,517)	(a)	-	(a)	6,631	(a)	18,425	(a)	(16,956)	(a)	(28,749)
Derivatives, net (Note 6)	USD	1,915	24,189	(a)	-	(a)	(17,718)	(a)	(37,349)	(a)	21,543	(a)	41,174
Margin – Derivatives	USD	1,664	519	3.21	171	3.54	(459)	2.65	(917)	1.77	459	4.42	917
Margin – Derivatives	CDI	17,000	-	14.13%	133	13.35%	(567)	10.01%	(1,135)	6.67%	567	16.68%	1,135
Margin – Derivatives	SELIC	2,525	-	14.15%	(20)	13.35%	(84)	10.01%	(169)	6.67%	84	16.68%	169
Total derivatives		**17,541**			**284**		**(12,157)**		**(21,145)**		**5,697**		**14,646**
Receivables – Cresca	USD	44,363	13,824	3.21	4,548	3.54	(12,228)	2.65	(24,455)	1.77	12,228	4.42	24,455
Cresud	USD	529	165	3.21	54	3.54	(146)	2.65	(292)	1.77	146	4.42	292
Total related parties		**44,892**	**13,989**		**4,602**		**(12,374)**		**(24,747)**		**12,374**		**24,747**

(*) SOURCE Risks: Bloomberg
(a) For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.

b) Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty with its contractual obligations, leading the Company to incur financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable from the sale of sugarcane, grains, or for the leasing of land.

To reduce credit risk in the commercial transactions, the Company adopts the practice of defining credit limits in which it analyzes factors such as: how long the company has been operating, history of business with the Company,

commercial references and Serasa. The Company also constantly monitors the outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

c) Liquidity risk

The prudent management of liquidity risk implies the maintenance of sufficient cash and short-term investments to comply with its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

The exceeding cash is mainly invested in our wholly-owned FIM Guardian investment fund, classified as a multi-market investment fund, managed by Banco Santander S.A. . The fund has a clear investment policy, with limits to risk concentration in the corresponding investments.

The table below states the Company's financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2016 and June 30, 2015 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

Consolidated financial liabilities	Note	Less than one year	From one to two years	From three to five years	Above five years	Total
On June 30, 2016						
Trade accounts payable	-	12,073	-	-	-	12,073
Derivatives	6	2,165	4,392	-	-	6,557
Loans and financing	14	51,615	15,875	32,355	-	99,845
Acquisitions payable	12	22,261	-	-	-	22,261
Related party transactions	26	536	-	-	-	536
On June 30, 2015						
Trade accounts payable	-	5,545	-	-	-	5,545
Derivatives	6	5,655	1,670	-	-	7,325
Loans and financing	14	50,900	15,973	14,659	28,547	110,079
Acquisitions payable	12	48,840	-	-	-	48,840
Related party transactions	26	480	-	-	-	480

4.9. Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns for shareholders and benefits for

other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders and, also, issue new shares or sell assets to reduce, for example, debt.

Consistent with others in the industry, the Company monitors capital on the basis of the leverage ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans and financing (including "current and non-current loans and financing" as shown in the consolidated balance sheet), less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The Company presents net debt of loans, acquisitions payable and trade accounts payable and the financial leverage index.

		Consolidated
	June 30, 2015	June 30, 2014
Total loans and financing (Note 14)	99,845	110,079
Total acquisitions payable (Note 12)	22,261	48,840
Total trade accounts payable (Note 13)	12,073	5,545
	134,179	164,464
Less: cash and cash equivalents (Note 5.1)	(54,204)	(75,620)
Less: marketable securities (Notes 5 and 2)	(133,912)	(274,726)
	(188,116)	(350,346)
Net debt	(53,937)	(185,882)
Total equity	686,015	752,106
Financial leverage index	-	-

At June 30, 2016 and 2015, the Company did not have any financial leverage. Capital is not managed at the Company level, but rather only at the consolidated level.

4.10. Hierarchy of fair value and financial instruments by category

The carrying amounts (less impairment) of trade accounts receivables and payables are assumed to approximate their fair values.. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

The Company adopts CPC 40/ IFRS 7 for financial instruments that are measured in the balance sheet at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted (unadjusted) prices in active markets for identical assets or liabilities (level 1)
- Information, in addition to quoted prices, included in Level 1 that are observable in the market for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for assets or liabilities that are not based on observable market data (that is, unobservable inputs) (Level 3).

The following table presents the Group's assets and liabilities that are measured at fair value, as well as the level of hierarchy:

Consolidated – thousand R$	Note	Fair value through profit or loss	Loans and receivables	Total	Fair value Level 2	Fair value through profit or loss	Loans and receivables	Available for sale	Total	Fair value Level 2
										6/30/2015
Assets										
Current										
Cash equivalents	5.1	47,891	-	47,891	47,891	-	63,060	-	63,060	63,060
Marketable securities	5.2	113,559	-	113,559	113,559	203,958	-	69,300	273,258	273,258
Trade accounts receivable, net	7	-	16,598	16,598	16,598	-	27,816	-	27,816	27,816
Receivable from sale of farm, net	7	1,930	-	1,930	1,930	18,212	-	-	18,212	18,212
Transactions with derivatives (c)	6	24,497	-	24,497	3,309	13,498	-	-	13,498	13,498
Non-current										
Marketable securities	5.2	20,353	-	20,353	20,353	-	1,468	-	1,468	1,468
Trade accounts receivable, net	7	-	-	-	-	-	394	-	394	394
Receivable from sale of farm, net	7	14,411	-	14,411	14,411	22,408	-	-	22,408	22,408
Transactions with derivatives (c)	6	-	-	-	-	408	-	-	408	408
Related party transactions	26	-	44,363	44,363	44,363	-	39,060	-	39,060	39,060
Total		222,641	60,961	283,602	262,414	258,484	131,798	69,300	459,582	459,582

Consolidated – thousand R$	Note	Fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair v Lev
					30/06/2016				6/30/2
Liabilities									
Current									
Trade accounts payable		-	12,073	12,073	12,073	-	5,545	5,545	5,
Loans and financing (a)	14	-	49,108	49,108	49,108	-	47,525	47,525	47,
Financial lease sugarcane crop - Partnership III (b)	14	2,507	-	2,507	-	3,375	-	3,375	
Transactions with derivatives (c)	6	2,165	-	2,165	355	5,655	-	5,655	5,
Acquisitions payable	12	-	22,261	22,261	22,261	-	48,840	48,840	48,
Noncurrent									
Loans and financing (a)	14	-	44,964	44,964	44,964	-	54,978	54,978	54,
Financial lease sugarcane crop - Partnership III (b)	14	3,266	-	3,266	-	4,201	-	4,201	
Transactions with derivatives (c)	6	4,392	-	4,392	-	1,670	-	1,670	1,
Total		12,330	128,406	140,736	128,761	14,901	156,888	171,789	164,

(a) The book value of loans and financing presented in the financial statements approximate the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(b) Financial lease is measured at fair value in Level 3.

(c) The derivative transactions negotiated at active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above.

5. Cash and cash equivalents and marketable securities

5.1. Cash and cash equivalents

			Company		Consolidated
	CDI*	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Cash and banks	-	6,055	8,947	6,313	12,560
Repurchase agreements	75% to 102.50%	10,068	2,170	40,417	26,302
Bank deposit certificates	90% to 104.70%	-	2,275	7,474	36,758
		16,123	13,392	54,204	75,620

* Interbank Deposit Certificate

The Company has R$5,861 (R$8,943 at June 30, 2015) in Company and R$5,893 (R$8,974 at June 30, 2015) in Consolidated, of bank balances in U.S. Dollars which do not bear any interest.

5.2. Marketable securities

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Exclusive fund shares - FIM GUARDIAN	67,555	87,197	-	-
Non-exclusive investment fund shares (a)	-	-	-	69,300
Restricted short-term investments (a)	-	-	49,703	203,958
Variable income transactions	-	-	21,670	-
Bank deposit certificates (c)	10,058	-	10,058	-
Treasury financial bills	-	-	32,128	-
Total current	77,613	87,197	113,559	273,258
Bank deposit certificates (c)	8,087	-	8,087	-
Banco do Nordeste (BNB) (b)	-	-	12,266	1,468
Total non-current	8,087	-	20,353	1,468
Marketable securities	85,700	87,197	133,912	274,726

(a) Refers to short term investment in connection with the sale of Cremaq Farm, where release is linked to the fulfillment of certain precedent contractual provisions, of routine nature for the Company's business (Note 7.e).
(b) The securities in BNB consist of CDBs provided as collateral for financing from BNB Bank, to be held up to the end of the contract in July 2019.
(c) Indexed to rates from 99.50% to 102.50% of the CDI – Interbank Deposit Certificate.

The exclusive investment fund FIM Guardian has the following breakdown as of June 30, 2016 and June 30, 2015:

		Consolidated	
		6/30/2016	6/30/2015
Public securities (a)		32,128	12,694
Fixed income investment funds		-	69,300
Variable income investments		21,670	-
Repurchase agreements		21,674	1,718
Bank deposit certificates (a)		7,472	27,547
Derivatives		18,711	(3,152)
Other		(18)	(12)
	(b)	101,637	108,095

(a) Of total investments related to margin deposits provided as collateral for derivative transactions contracted by the Fund, the amount of R$2,525 refers to LFTs and R$17,000 refers to CDBs at June 30, 2016 (R$12,694 LFTs at June 30, 2015). In the consolidated financial statements the related amount was reclassified to the heading "Operations with derivatives" in current assets according to Note 6.

(b) As of June 30, 2016, the amount of R$101,637 (R$108,095 at June 30, 2015) comprises R$67,555 (R$87,197 at June 30, 2015) invested by BrasilAgro and R$34,082 (R$20,898 at June 30, 2015) invested by other companies of the group.

6. Operations with derivatives

6/30/20

Risk	Maturity	Outstanding derivative instruments	Counterparty	Company Receivable	Company Payable	Consolidated Receivable	Consolidated Payable	Volume / Position (Note 4. Notiona l ('000)	Short (long position)	Unit
Currency US$	August -16	BM&F	BM&F	-	-	-	(1,039)	34,750	-	U
Currency US$	August -16	Options	BM&F Options	-	-	581	(355)	(6,500)	-	U
Currency US$	August -16	NDF	HSBC	314	-	314	-	(489)	-	U
Currency US$	July -16	NDF	HSBC	1,151	-	1,151	-	(1,786)	-	U
Currency US$	July -16	NDF	Votorantim	1,263	-	1,263	-	(1,786)	-	U
		Current		2,728	-	3,305	(1,354)	24,185	-	U
		Non-current		-	-	-	-	-	-	U
		Total currency risk		2,728	-	3,305	(1,354)	24,185	-	U
Soybean CBOT	November-16	Futures Soybean	Trading Companies/Banks/CBOT	-	(281)	-	(281)	-	(106,589)	Ba
Soybean CBOT	August-16	Futures Soybean	Trading Companies/Banks/CBOT	-	(490)	-	(490)	-	(24,946)	Ba
Soybean CBOT	July-17	Futures Soybean	Trading Companies/Banks/CBOT	-	(4,392)	-	(4,392)	-	(473,982)	Ba
		Current		-	(771)	-	(771)	-	(131,535)	Ba
		Non-current		-	(4,392)	-	(4,392)	-	(473,982)	Ba
		Total commodities risk		-	(5,163)	-	(5,163)	-	(605,517)	Ba
		Total risks		2,728	(5,163)	3,305	(6,557)	24,185	(605,517)	
		Margin deposit		1.664	-	21.188	-		-	
			Current	4.392	(771)	24.497	(2.165)			
			Non-Current	-	(4.392)	-	(4.392)			
			P&L at June 30, 2016 (Note 22)	59.337	(54.874)	116.197	(110.228)			

6/30/20

Risk	Maturity	Outstanding derivative instruments	Counterparty	Company Receivable	Company Payable	Consolidated Receivable	Consolidated Payable	Volume / Positi Notiona l ('000)	Short (long position)	Unit
Currency US$	August-15	BM&F	BM&F	-	-	-	(424)	19,000	-	U
Currency US$	July-15	NDF	IBBA	-	-	-	(1,466)	(2,280)	-	U
Currency US$	August-15	NDF	Bradesco	-	-	-	(228)	(700)	-	U
Currency US$	September-15	NDF	Santander	-	(283)	-	(283)	1,567	-	U
Currency US$	July-16	Options	IBBA	-	-	-	(1,034)	(4,200)	-	U
		Current		-	(283)	-	(2,401)	17,587	-	U
		Non-Current		-	-	-	(1,034)	(4,200)	-	U
		Total currency risk		-	(283)	-	(3,435)	13,387	-	U
Soybean CBOT	July-15	Futures Soybean	Trading Companies/Banks/CBOT	-	(1,126)	-	(1,126)	-	(308,429)	Ba
Soybean CBOT	June-16	Futures Soybean	Trading Companies/Banks/CBOT	-	(1,676)	-	(1,676)	-	(544,286)	Ba
Corn CBOT	November-15	Futures Corn	Trading Companies/Banks/CBOT	135	(452)	135	(452)	-	-	Ba
Soybean CBOT	July-16	Options	Trading Companies/Banks/CBOT	408	(636)	408	(636)	-	(136,071)	Ba
		Current		135	(3,254)	135	(3,254)	-	(852,715)	Ba
		Non-Current		408	(636)	408	(636)	-	(136,071)	Ba
		Total commodities risk		543	(3,890)	543	(3,890)	-	(988,786)	Ba
		Total Risks		543	(4,173)	543	(7,325)	13,387	(988,786)	
		Margin deposit		669	-	13,363	-			
			Current	804	(3,537)	13,498	(5,655)			
			Non-Current	408	(636)	408	(1,670)			
			P&L at June 30, 2015 (Note 22)	35,914	(35,016)	52,340	(35,939)			

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in operations with derivative instruments.

The total fair value of a derivative is classified as noncurrent assets or liabilities if the remaining maturity of the derivative is over 12 months, and as current assets or liabilities if the remaining maturity of the derivative is less than 12 months.

7. Trade accounts receivable

		Company		Consolidated
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Sale of sugarcane (c)	15,084	9,868	15,085	9,868
Sale of grains (d)	1,037	16,137	1,043	17,468
Leases and rents	813	506	813	535
Sale of machinery	820	796	820	811
Sale of farms (e)	-	-	1,930	21,212
	17,754	27,307	19,691	49,894
Allowance for doubtful accounts (a)	(1,156)	(861)	(1,163)	(3,866)
Total current	16,598	26,446	18,528	46,028
Sale of machinery	-	394	-	394
Sale of farms (e)	-	-	14,411	22,408
Total non-current	-	394	14,411	22,802

a) Changes in the allowance for doubtful accounts:

	Company	Consolidated
At June 30, 2014	883	1,053
Set-up of ADA	1,133	4,250
Write-off or reversal	(1,155)	(1,437)
At June 30, 2015	861	3,866
Set-up of ADA	295	297
Write-off of receivables	-	(3,000)
At June 30, 2016	1,156	1,163

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the income statement. The allowance for doubtful accounts is set up by means of default analysis, individually by customer, and the amounts charged to the allowance are written off when these amounts are no longer expected to be recovered.

b) Breakdown of receivables by maturity

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Falling due:				
Up to 30 days	10,725	7,581	10,725	9,195
31 to 90 days	23	16,339	1,953	21,235
91 to 180 days	328	925	328	954
181 to 360 days	5,404	1,286	5,404	14,160
Over 360 days	-	394	14,411	22,802
Past due:				
Up to 30 days	80	315	80	484
31 to 90 days	38	-	38	-
91 to 180 days	245	6	246	7
181 to 360 days	50	4	50	8
Over 360 days	861	851	867	3,851
	17,754	27,701	34,102	72,696

c) Sale of sugarcane

The Company has a sugarcane supply agreement with the company Brenco Companhia Brasileira de Energia Renovável, and credit risks are assessed in accordance with the internal policy as presented in Note 4.8b.

d) Sale of grains

For the years ended June 30, 2016 and 2015, corn and soybean were sold mainly to the clients Bunge Alimentos, Cargill Agrícola, ADM do Brasil and Amaggi.

e) Breakdown of receivables for sale of farm

Total amounts sold, received and receivable for sale of farm are as follows:

	Cremaq	Araucária I	Araucária II	São Pedro	Horizontina	Consolidate
At June 30, 2014	16,986	13,241	26,709	7,816	3,000	67,75
Sale amount	266,550	-	-	-	-	266,55
Receipts	(283,110)	(10,643)	(9,000)	(5,513)	-	(308,26
Restatement of nominal value	4,419	1,511	5,252	2,139	-	13,32
PVA realization	1,620	388	1,676	579	-	4,26
ADA *	-	-	-	-	(3,000)	(3,00
At June 30, 2015	6,465	4,497	24,637	5,021	-	40,62
Receipts	(10,462)	(3,450)	(14,830)	(5,513)	-	(34,25
Restatement of nominal value	3,072	513	1,577	(38)	-	5,12
PVA realization	925	370	3.027	530	-	4,85
At June 30, 2016	-	1.930	14.411	-	-	16,34

* ADA – Allowance for doubtful accounts

On May 19, 2015, the Company recognized through the sale of Cremaq farm the amount of R$266,000. From the total amount received, R$49,703 (Note 5.2) is held in marketable securities up to its release, until the following conditions precedent are met:

- Registration of deed for 6,020 hectares;
- Filing of petition for dismissal of suit for maintenance of ownership.

8. Inventories

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Soybean	1,292	15,642	6,156	15,744
Corn	114	6,182	249	6,182
Other harvests	893	38	959	38
Agricultural products	2,299	21,862	7,364	21,964
Inputs	7,250	2,952	10,833	5,442
Advance to suppliers	3,309	931	4,216	4,819
	12,858	25,745	22,413	32,225

The amounts of inventories of agricultural products are disclosed net of the provision, as follows:

8.1 Adjustment to recoverable value of inventories of agricultural products

	Company	Consolidated
At June 30, 2014	(1,094)	(1,644)
Provision for recoverable value of agricultural products, net	(2,800)	(3,038)
Realization at cost of sales	2,976	3,764
At June 30, 2015	(918)	(918)
Realization of recoverable value of agricultural products, net	733	659
Realization at cost of sales	185	255
At June 30, 2016	-	(4)

9. Biological assets

	Company		Consolidated	
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Production cattle (a)	5,241	-	5,241	-
Grain plantation	-	1,540	-	1,624
Sugarcane plantation	39,289	29,245	39,289	29,245
Total	44,530	30,785	44,530	30,869
Current	-	1,540	-	1,624
Non-current	44,530	29,245	44,530	29,245

(a) On June 14, 2016, the Company acquired 4,148 heads of production cattle for breeding and rearing, for R$5,241.

The amounts of increases from plantation and treatment of crops are substantially represented by expenditures with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

The area to be harvested corresponding to the biological assets is as follows:

	Consolidated	
	Planted area (Hectares)	
	6/30/2016	6/30/2015
Grains	-	1,787
Sugarcane (a)	28,018	27,909
	28,018	29,696

(a) For sugarcane the area considered above refers to the total to be harvested in all the future cuts, considered in the cash flow for calculation of fair value of biological assets. This area includes the total of 4,263 hectares leased from Brenco, according to contract executed on May 8, 2015.

Changes in agricultural activity

	Company		Consolidated	
	Current	Non-current	Current	Non-current
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2014	1,421	31,202	1,421	31,202
Increases due to planting	84,712	3,837	102,671	3,837
Increases due to handling	-	44,931	-	41,361
Lease contract – Brenco	-	7,707	-	7,707
Change in fair value	7,908	484	5,734	4,054
Reductions due to harvesting	(92,501)	(58,916)	(108,202)	(58,916)
At June 30, 2015	1,540	29,245	1,624	29,245
Increases due to planting	46,062	7,725	68,355	7,726
Increases due to handling	-	62,650	-	57,528
Lease contract – Brenco	-	-	-	-
Change in fair value	(27,591)	18,326	(32,165)	23,447
Reductions due to harvesting	(20,011)	(78,657)	(37,814)	(78,657)
At June 30, 2016	-	39,289	-	39,289

Fair value hierarchy

	Company/Consolidated	
	Amount	Fair value
Agricultural products	39,289	Level 3
Cattle (a)	5,241	Level 2

(a) Heads of cattle acquired amounted to 4,148, at R$1,264 per head on average.

10. Investment properties – noncurrent

	Land – Farms	Buildings and improvements	Land clearing	Total in operation	Construction in progress	Compar	
						June 30, 2016	June 3 20
At June 30, 2016							
Opening balance	21,009	9,649	36,103	66,761	10,895	77,656	85,98
Acquisitions	1	31	336	368	6,694	7,062	28,16
Disposals (i)	-	-	-	-	(12)	(12)	(26,59
Transfers	-	11,078	851	11,929	(11,929)	-	
(-) Depreciation / amortization	-	(556)	(5,805)	(6,361)	-	(6,361)	(9,89
Net book balance	21,010	20,202	31,485	72,697	5,648	78,345	77,65
At June 30, 2016							
Total cost	21,010	25,366	82,287	128,663	5,648	134,311	127,26
Accumulated depreciation	-	(5,164)	(50,802)	(55,966)	-	(55,966)	(49,60
Net book balance	21,010	20,202	31,485	72,697	5,648	78,345	77,65

	Land – Farms	Buildings and improvements	Land clearing	Total in operation	Construction in progress	Consolidate	
						June 30, 2016	June 3 201
At June 30, 2016							
Opening balance	202,447	13,084	61,745	277,276	11,071	288,347	334,80
Acquisitions	2,243	30	359	2,632	8,113	10,745	30,62
Disposals	-	-	-	-	(12)	(12)	(62,47
Transfers	-	11,078	1,075	12,153	(12,153)	-	
(-) Depreciation / amortization	-	(724)	(10,489)	(11,213)	-	(11,213)	(14,61
Net book balance	204,690	23,468	52,690	280,848	7,019	287,867	288,34
At June 30, 2016							
Total cost	204,690	29,342	126,501	360,533	7,019	367,552	356,81
Accumulated depreciation	-	(5,874)	(73,811)	(79,685)	-	(79,685)	(68,47
Net book balance	204,690	23,468	52,690	280,848	7,019	287,867	288,34

(i) Disposals during the year ended June 30, 2015 consist mainly of the sale of Cremaq Farm, of which R$35,790 relates to the disposal of land and R$26,392 relates to disposal of improvements and land clearing.

Four farms owned by the Company are held as guarantee for loans and financing according to Note 14.

The fair value of the investment properties is as follows:

Farm	State	Hectares		Real estate	Acquisition	Fair value		Cost value	
		6/30/2016	6/30/2015			6/30/2016	6/30/2015	6/30/2016	6/30/2015
Jatobá	Bahia	31,606	31,606	Jaborandi Ltda	mar-07	303,455	298,815	59,208	62,621
Alto Taquari	Mato Grosso	5,395	5,395	Mogno Ltda	aug-07	120,607	117,245	35,656	33,447
Araucária	Goiás	8,124	8,124	Araucária Ltda	apr-07	150,881	144,019	58,175	57,505
Chaparral	Bahia	37,183	37,183	Cajueiro Ltda	nov-07	262,747	256,919	77,898	76,872

Nova Buriti	Minas Gerais	24,211	24,211	Flamboyant Ltda	dec-07	31,967	29,654	22,006	22,014
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	sept-08	56,564	52,255	32,959	34,504
		124,318	124,318			926,221	898,907	285,902	286,963

At June 30, 2016 the cost value of R$285,902 (R$286,963 at June 30, 2015) is not comparable to that disclosed in the "Investment properties" note, since the note contemplates Avarandado Farm (leased), which is not an integral part of the Company's portfolio of owned farms.

11. Investments

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Total assets		Total liabilities		Equity		Income (loss) for the ye[ar]	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015	6/30/2016	6/30/2015	6/30/2016	6/30/2015	6/30/2016	6/30/2015	6/30/2016	6/30/20
Subsidiaries:												
Araucária	69,301	85,451	99.99	99.99	75,702	92,251	2,069	3,726	73,633	88,525	7,958	12,2
Cremaq	40,361	40,361	99.99	99.99	61,416	233,069	12,613	191,848	48,803	41,221	7,582	185,0
Engenho de Maracaju	10	10	99.99	99.99	7	8	-	-	7	8	(1)	(
Imobiliária Jaborandi	36,183	36,183	99.99	99.99	44,045	41,603	1,499	1,350	42,546	40,253	2,293	1,2
Jaborandi Ltda	70,492	49,292	99.99	99.99	105,170	94,404	74,513	75,654	30,657	18,750	(9,293)	(5,96
Cajueiro	59,219	59,219	99.99	99.99	64,207	61,958	693	566	63,514	61,392	2,122	1,3
Mogno	35,134	6,774	99.99	99.99	35,646	33,671	471	29,302	35,175	4,369	2,446	(1,74
Ceibo	8,239	8,076	99.99	99.99	135	1	103	318	32	(317)	186	(4,31
Flamboyant	825	825	99.99	99.99	645	646	2	-	643	646	(3)	(
Joint Venture												
Cresca *	138	138	50.00	50.00	150,291	143,929	47,336	44,200	102,955	99,729	(511)	(4,35
									397,965	354,576	12,779	183,5

* The total amounts of assets, liabilities, equity (at fair value on the acquisition date adjusted up to June 30, 2016) and loss for the year are stated proportionally to the interest held in Cresca.

a) Changes in investments

	Company	Consolidated
At June 30, 2014	371,114	50,316
Capital increase	5,926	25,903
Dividends	(234,958)	-
Future capital contributions	1,152	-
Loss on investments	(53)	-
Equity pickup	183,530	(4,355)
Effect from currency translation adjustment	27,865	27,865
At June 30, 2015	354,576	99,729
Capital increase	33,573	-
Dividends	(6,700)	-
Future capital contributions	855	-
Equity pickup	12,779	(511)
Effect from currency translation adjustment	3,737	3,737
At June 30, 2016	398,820	102,955

b) Interest in joint venture

Cresca's summarized financial information, based on the financial statements prepared in accordance with the accounting practices adopted in Brazil and with IFRS, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at fair value on the acquisition date up to June 30, 2016:

	6/30/2016	6/30/2015
Assets	300,583	287,857
Current	39,003	24,090
Cash and cash equivalents	4,957	471
Accounts receivable, inventories and other receivables	33,827	23,407
Bargain contract of purchase of land	219	212
Noncurrent	**261,580**	**263,767**
Accounts receivable	-	14,008
Investment properties	260,455	248,523
Other noncurrent	1,125	1,236
Liabilities	**94,673**	**88,399**
Current		
Trade payables, taxes and loans	88,006	18,448
Noncurrent		
Taxes and loans	6,667	69,951
Total net assets	205,910	199,458
Company's interest in Cresca	50%	50%
Company's interest in net assets at estimated fair value	102,955	99,729

	July 1, 2015 to June 30, 2016	July 1, 2014 to June 30, 2015
Revenue	32,535	47,725
Cost of products sold	(20,672)	(36,081)
Selling expenses	(3,022)	(2,560)
Administrative expenses	(3,023)	(3,102)
Other expenses	(21)	(7)
Financial expenses	(7,727)	(7,384)
Loss before taxes on profit	(1,930)	(1,409)
Income and social contribution taxes	-	(1,081)
Loss for the year	(1,930)	(2,490)
Company's interest	(964)	(1,245)
Write-off of appreciation on sale of farm		(3,426)
Amortization of fair value adjustment on the purchase date (shareholders' loans)	453	316
Equity pickup	(511)	(4,355)

12. Payable for purchase of farms

	Restatement index	Company		Consolidated	
		6/30/2016	6/30/2015	6/30/2016	6/30/2015
Alto Taquari Farm	*100% of CDI	-	-	-	29,023
Nova Buriti Farm	**IGP-M	22,261	19,817	22,261	19,817
		22,261	19,817	22,261	48,840

Key:

* CDI – Interbank Deposit Certificate

** IGP-M – General Market Price Index

On September 17, 2015 the deed of Alto Taquari farm was drafted and, on the same date, the Company paid the acquisition amount. The parties agreed to a discount of R$2,277 on the amount payable by the Company, which paid R$27,394. The payment related to the purchase of the farm Nova Buriti is linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses. The cost of the farm is R$22,006 (Note 10).

13. Trade accounts payable

At June 30, 2016, the Company's balance of trade accounts payable is as follows:

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Inputs and services	4,487	3,938	5,521	5,238
Lease transactions with third parties	6,551	307	6,552	307
	11,038	4,245	12,073	5,545

14. Loans and financing

					Company		Consolidated	
	Institution	Maturity	Annual interest rates and charges -%	Guarantee	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Financing for agricultural costs	BNB and Itaú	January-17	8.75 to 12.35	Chaparral Farm	18,044	15,040	35,087	25,595
Bahia Project Financing	BNB, Itaú and HSBC	June-17	TJLP + 3.45 and 4.45 SELIC + 3.45. Fixed rate 4.00 to 8.50	Jatobá IV, Chaparral III and Preferência Farms.	2,788	382	13,646	9,469
Working Capital Financing	Santander	September-15	83.48% CDI	-	-	5,066	-	5,066
Working Capital Financing (USD) (a)	Santander	September - 15	1.6905	-	-	4,832	-	4,832
Financing of Machinery and Equipment - FINAME	Itaú and Votorantim	November-16	TJLP + 6.50 to 8.70	Machinery and Equipment	114	943	114	943
Financing of sugarcane	Santander	February-17	TJLP + 3.00 to 4.40	Araucária Farms	261	1,620	261	1,620
Financial lease sugarcane crop - Partnership III	Brenco	June-17	6.92%	-	2,507	3,375	2,507	3,375
Current					23,714	31,258	51,615	50,900
Financing of sugarcane	Santander	February -20	TJLP + 3.00 to 4.40	Araucária Farm	1,511	1,716	1,511	1,716
Financing of Machinery and Equipment - FINAME	Itaú and Votorantin	November -16	TJLP + 6.50 to 8.70	Machinery and Equipment	-	113	-	113
Financing Bahia Project	BNB,Itaú and HSBC	October-20	TJLP + 3.45 and 4.45 SELIC + 3.45. Fixed rate 4.00 to 8.50	Jatobá IV, Chaparral III and Preferência Farms.	8,828	9,612	43,453	53,149
Financial lease sugarcane crop - Partnership III	Brenco	November -18	6.92%	-	3,266	4,201	3,266	4,201

Non-current	13,605	15,642	48,230	59,179
	37,319	46,900	99,845	110,079

Keys:

TJLP – Long Term Interest Rate
INAME – Financing of Machinery and Equipment (BNDES)
BNB – Banco do Nordeste
(a) Financing in U.S. dollars and stated in reais

Changes in loans and financing during the year ended June 30, 2016 are as follows:

								Company
At June 30, 2015	Prior balance	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	PVA	Final balance
Agricultural Cost Financing	15,040	37,083	(33,086)	(1,845)	852	-	-	18,044
Bahia Project (a) Financing	9,994	1,914	(333)	(399)	440	-	-	11,616
Working Capital Financing	5,066	-	(5,000)	(371)	305	-	-	-
Working Capital (USD) Financing	4,832	-	(5,990)	(54)	131	1,081	-	-
Financing of Machinery and Equipment – FINAME	1,056	-	(937)	(40)	35	-	-	114
Sugarcane Financing	3,336	-	(1,493)	(240)	169	-	-	1,772
Financial Lease - Sugarcane Crop - Partnership III	7,576	-	(2,125)	-	-	-	322	5,773
At June 30, 2016	**46,900**	**38,997**	**(48,964)**	**(2,949)**	**1,932**	**1,081**	**322**	**37,319**

								Consolidated
At June 30, 2015	Prior balance	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	PVA	Final balance
Agricultural Cost Financing	25,595	69,652	(58,559)	(3,193)	1,592	-	-	35,087
Bahia Project(a) Financing	62,618	1,914	(8,166)	(4,527)	5,260	-	-	57,099
Working Capital Financing	5,066	-	(5,000)	(371)	305	-	-	-
Working Capital (USD) Financing	4,832	-	(5,990)	(54)	131	1,081	-	-
Financing of Machinery and Equipment – FINAME	1,056	-	(937)	(40)	35	-	-	114
Sugarcane Financing	3,336	-	(1,493)	(240)	169	-	-	1,772
Financial Lease - Sugarcane Crop - Partnership III	7,576	-	(2,125)	-	-	-	322	5,773
At June 30, 2016	**110,079**	**71,566**	**(82,270)**	**(8,425)**	**7,492**	**1,081**	**322**	**99,845**

(a) Financing to raise funds for Land clearings and improvements in Jatobá and Chaparral farms.

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2016 the Company's financing had no financial covenants, but rather operating clauses, on which the Company is not in default.

15. Income and social contribution taxes

15.1. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is different from that adopted by the Company, which ends June 30 of each year.

Deferred income and social contribution tax assets and liabilities as of June 30, 2016 and 2015 are as follows:

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Assets				
Noncurrent				
Tax losses	42,363	29,061	63,278	46,950
Contingency, bonus, ADA and fair value	5,210	4,261	8,205	6,794
Hedge	827	1,234	827	1,234
Allowance for doubtful accounts	404	400	448	448
Difference in cost of farms	170	170	170	170
	48,974	35,126	72,928	55,596
Liabilities				
Noncurrent				
Biological assets	2,638	1,058	1,330	1,039
Provision for net book value – useful life of PPE	1,024	1,478	1,180	1,607
Accelerated depreciation of assets for rural activity	12,904	8,582	14,065	9,813
	16,566	11,118	16,575	12,459
Net balance	32,408	24,008	56,353	43,137

The estimated years of realization of deferred tax assets are as follows:

	6/30/2016	
	Company	Consolidated
2017	5,620	6,000
2018	6,056	6,390
2019	4,033	5,223
2020	4,527	6,705
2021	5,815	8,833
2022 to 2025	22,923	39,777
	48,974	72,928

15.2. Income and social contribution expenses

	Company		Consolidated	
	6/30/2016	630//2015	6/30/2016	6/30/2015
Income before income and social contribution taxes	12,276	184,869	13,354	190,571
Combined nominal rate of income and social contribution taxes – %	34%	34%	34%	34%
	(4,174)	(62,855)	(4,540)	(64,794)
Equity pickup	4,345	62,400	(174)	(1,481)
Management bonuses	(1,524)	(1,789)	(1,524)	(1,789)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	-	-	3,931	60,123
Other permanent additions	(351)	(1,815)	(475)	(1,820)
Income and social contribution taxes on P&L for the period	(1,704)	(4,059)	(2,782)	(9,761)
Current	(10,104)	(576)	(15,998)	(9,344)
Deferred	8,400	(3,483)	13,216	(417)
	(1,704)	(4,059)	(2,782)	(9,761)
Effective rate	-14%	-2%	-21%	-5%

(*) For some of our real estate agencies, income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% from sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at rate a lower rate

than if taxable profit were based on accounting records.

16. Equity

a) Capital (number of shares)

Shareholder	Number of shares 6/30/2016	6/30/2015
Cresud S.A.C.I.F.Y.A.	23,150,050	23,150,050
Board of Directors	600	6,562,500
Executive Board	130,789	4,100
Officers	131,389	6,566,600
Treasury	3,344,211	20,000
Other	31,600,950	28,489,950
Total shares of paid-up capital	58,226,600	58,226,600
Total outstanding shares	31,600,950	28,489,950
Outstanding shares as percentage of total shares (%)	54	49

At June 30, 2016 and June 30, 2015, the Company's subscribed and paid-up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, as decided by the Board of Directors.

b) Stock purchase warrants

On March 15, 2006, the Board of Directors approved the issue of 512,000 stock purchase warrants, 256,000 of which for first issue, and 256,000 of which for second issue, which were delivered to the founder shareholders, in proportion to their interest in the Company's capital at the date of issue of the warrant. Each issue of the stock purchase warrants grants their holders the right to subscribe for shares issued by the Company, in an amount equivalent to 20% of its capital after the increase arising from the full exercise of the stock purchase warrant of each issue.

The first issue stock purchase warrants grant their holders, as from the dates on which they become exercisable, the right to subscribe for the shares issued by the Company through the payment of the price per share used in the initial public offering, subject to certain restatement and adjustment rules. The first stock purchase warrants comprised three series, which differ solely as to the date on which the right to subscribe for shares is vested. Exceptionally, the first issue warrants may be exercised by their holders in the event of transfer of the Company's control or acquisition of material participation, as defined in the

terms of the corporate documents that decided on the issue of the warrants.

The second issue warrants grant holders the right to subscribe for shares issued by the Company within 15 years, from the date of publication of the announcement of closing of the initial public offering of shares and solely in the event of transfer or acquisition of material shareholding control in the Company, as defined in the terms of the corporate document that decided on the issue of warrants. In such circumstances, public offerings shall be presented for acquisition of all the outstanding shares of the Company. To subscribe shares addressed under the second issue warrants their holders shall be required to pay the same price per share practiced in the abovementioned public offerings of acquisition of the Company's shares.

The number of shares to be subscribed for according to the stock purchase warrants shall be adjusted in case of split or reverse split of shares. The detailed information on the second issue warrants is as follows:

	Second issue	
BrasilAgro	**6/30/2016**	**6/30/2015**
Share price - R$	11.97	11.15
Maturity (years)	15	15
Maturity (day/month/year)	4/27/2021	4/27/2021
Exercise price at year end - R$/share	18.20	16.72
Number of existing shares	58,226,600	58,226,600
	20	20
Percentage of capital shares subject to conversion (percentage of new capital) - %	356,984	26,366
Subject to conversion for the year (shares)	256,000	256,000
Number of outstanding shares and stock purchase warrants	256.000	256.000

c) Stock option plan

The information on the stock option plan and issue of new grants are described in Note 20.

d) Legal reserve and retention for investment and expansion

Pursuant to article 193 of Law No. 6404/76 and article 36, item (a), 5% (five per cent) of the Company's net income at the end of each year, before any other allocation, shall be used to set up a legal reserve, which shall not exceed 20% (twenty percent) of share capital.
The Company may not to constitute the legal reserve in the fiscal year in which the balance of reserve, plus the amount of capital reserve set forth in item 1, of article 182, of Law No. 6404/76, exceeds 30% (thirty per cent) of the share capital. The legal reserve is intended to ensure the integrity of the Company's share capital and may only be used to offset loss or increase capital.

According to article 36, subparagraph (c), of its articles of incorporation and article 196 of Law No. 6404/76, the Company may allocate the remaining portion

of adjusted net income for the year ended to the reserve for investment and expansion.

The balance of income reserve, except for the reserves for unrealized profit and reserves for contingencies, cannot exceed the amount of share capital. Once this maximum limit is attained, the General Meeting may decide on the investment of the exceeding portion as capital payment, increase of share capital or distribution of dividends.

e) Dividends

Pursuant to article 36, of the Company's Articles of Incorporation, income for the year shall be allocated as follows: (a) 5% (five percent) of net income for the constitution of legal reserve, up to the limit of 20% (twenty percent) of share capital ; (b) 25% (twenty five percent) of adjusted net income, after the deduction addressed in item (a) above, shall be allocated to the payment of mandatory dividends and (iii) the remaining portion of adjusted net income, after the deduction addressed in item (b) above, may be allocated to the reserve for investment and expansion.

	6/30/2016	6/30/2016
Net income for the year	10,572	180,810
(-) Absorption of accumulated losses	-	(10,988)
Adjusted income at end of year	**10,572**	**169,822**
(-) Constitution of legal reserve (5% of net income)	(529)	(8,491)
Adjusted net income	**10,043**	**161,331**
(-) Minimum mandatory dividends - 25% of adjusted net income	(2,510)	(40,333)
(-) Proposed additional dividends - 25% of adjusted net income	-	(40,333)
(-) Proposed additional dividends - 75% of adjusted net income	(7,533)	-
Proposed dividends – 50% on adjusted net income	**(10,043)**	**(80,666)**
Constitution of reserve for investments and expansion	-	**80,665**
Dividend per share (R$)	0.18	1.39

During the year ended June 30, 2016, the Company paid dividends disclosed in the fiscal year ended June 30, 2015 in the amount of R$80,665. At June 30, 2016, the Company has dividends totaling R$2,532, of which R$21 refers to dividends of prior years.

f) Equity adjustment

At June 30, 2016, the effects from foreign exchange rate variation arising from the translation of Cresca financial statements for the year amounted to R$3,737 (R$27,865 at June 30, 2015), and the accumulated effect reached R$40,005 (R$36,268 at June 30, 2015).

g) Treasury stock

On June 25, 2015, the Board of Directors approved the plan to repurchase common shares issued to be held in treasury and later disposal or cancellation with no capital decrease. Changes in the repurchase plan in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2015	20,000	224
Acquisitions	3,557,900	39,653
Cancellations	-	-
Transfers		
Transfer to the Executive Board – Stock option plan (Note 20)	(233,689)	(2,674)
At June 30, 2016	3,344,211	37,203

17. Segment information

The segment information is presented consistently with the internal report provided by the main operating decision maker that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company's strategic decisions.

The segment information is based on information used by BrasilAgro management to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has five segments, namely: (i) real estate, (ii) grains, (iii) sugarcane, (iv) cattle raising and (v) other. The operating assets related to these segments are located only in Brazil. The main activity of the grains segment is the production and sale of soybean and corn.

The sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the P&L from operations carried out in the Company's subsidiaries.

The cattle raising segment consists of producing and selling beef calves after weaning, which characterizes the activity as breeding.

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

							Consolidat
							6/30/20
			Agricultural activity				Not allocat
	Total	Real estate	Grains	Sugar-cane	Cattle raising	Other	
Net revenue	147,128	-	59,372	83,628	-	4,128	
Gain from sale of farm	-	-	-	-	-	-	
Gain (loss) on fair value of biological assets and agricultural products	(8,718)	-	(31,755)	23,447	-	(410)	
Reversal of provision for agricultural products after harvest	659	-	659	-	-	-	
Cost of sales	(134,714)	-	(52,995)	(75,605)	-	(6,114)	
Gross profit (loss)	4,355	-	(24,719)	31,470	-	(2,396)	
Operating income (expenses)							
Selling expenses	(2,732)	-	(2,680)	-	-	(52)	
General and administrative expenses	(28,944)	-	-	-	-	-	(28,94
Other operating income	2,812	-	-	-	-	-	2,8
Equity pickup	(511)	-	-	-	-	-	(51
Operating income (loss)	(25,020)	-	(27,399)	31,470	-	(2,448)	(26,64
Net financial income							
Financial income	192,644	21,781	12,739	-	-	-	158,1
Financial expenses	(154,270)	(13,945)	(12,971)	-	-	-	(127,35
Income (loss) before taxes	13,354	7,836	(27,631)	31,470	-	(2,448)	4,1
Income and social contribution taxes	(2,782)	(2,664)	9,395	(10,700)	-	832	3
Net income (loss) for the year	10,572	5,172	(18,236)	20,770	-	(1,616)	4,4

6/30/20

Total assets	853,529	355,076	10,242	58,375	5,773	1,791	422,2
Total liabilities	167,514	35,907	35,087	49,601	-	-	46,9

							Consolidated
							6/30/2015
			Agricultural activity				
	Total	Real Estate	Grains	Sugar-cane	Cattle raising	Other	Not Allocated
Net revenue	174,351	-	116,289	52,925	-	5,137	-
Gain from sale of farm	193,464	193,464	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	9,788	-	6,031	4,053	-	(296)	-
Reversal of provision for agricultural products after harvest	(3,038)	-	(3,036)	-	-	(2)	-
Cost of sales	(170,489)	-	(112,714)	(52,799)	-	(4,976)	-
Gross profit (loss)	204,076	193,464	6,570	4,179	-	(137)	-
Operating income (expenses)							
Selling expenses	(9,006)	(3,168)	(5,762)	-	-	(76)	-
General and administrative expenses	(29,360)	-	-	-	-	-	(29,360)
Other operating expenses	(3,422)	-	-	-	-	-	(3,422)
Equity pickup	(4,355)	-	-	-	-	-	(4,355)
Operating income (loss)	157,933	190,296	808	4,179	-	(213)	(37,137)
Net financial income							
Financial income	122,552	5,099	15,693	-	-	-	101,760
Financial expenses	(89,914)	(6,338)	(17,598)	-	-	-	(65,978)
Income (loss) before taxes	190,571	189,057	(1,097)	4,179	-	(213)	(1,355)
Income and social contribution taxes	(9,761)	(7,347)	373	(1,421)	-	72	(1,438)
Net income (loss) for the year	**180,810**	**181,710**	**(724)**	**2,758**	**-**	**(141)**	**(2,793)**
							6/30/2015
Total assets	1,017,840	532,925	44,414	44,106	-	1,190	395,205
Total liabilities	265,734	111,458	25,595	10,912	-	-	117,769

The balance sheet accounts are represented by “Trade accounts receivable”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

18. Revenues

		Company		Consolidated
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Sales of grains	48,195	103,426	62,878	121,791
Sales of sugarcane	85,916	54,396	85,916	54,396
Lease	1,225	814	2,260	3,204
Other revenues	3,745	3,642	4,347	4,374
Gross operating revenue	139,081	162,278	155,401	183,765
Sales deductions				
Taxes on sales	(5,850)	(6,877)	(8,273)	(9,414)
Net revenue from sales				
	133,231	155,401	147,128	174,351

19. Expenses by nature

	Company				Consolidated			
	Selling cost	Selling expenses	General and administrative expenses	Total	Selling cost	Selling expenses	General and administrative expenses	Total
Depreciation and amortization	17,755	-	746	18,501	21,211	-	746	21,957
Personnel expenses	6,756	-	19,135	25,891	7,320	-	19,135	26,455
Expenses with service providers	49,657	-	2,821	52,478	53,562	-	2,975	56,537
Leases and rents	15,794	-	788	16,582	7,385	-	788	8,173
Cost of agricultural products	28,074	-	-	28,074	41,924	-	-	41,924
Freight and storage	-	1,701	-	1,701	-	2,418	-	2,418
Allowance for doubtful accounts	-	326	-	326	-	(2,686)	-	(2,686)
Loss from receivables	-	-	-	-	-	3,000	-	3,000
Maintenance, travel expenses and other	3,030	-	4,231	7,261	3,312	-	5,300	8,612
At June 30, 2016	121,068	2,027	27,721	150,814	134,714	2,732	28,944	166,390
Depreciation and amortization	16,501	-	1,249	17,750	20,973	-	1,249	22,222
Personnel expenses	7,111	-	19,627	26,738	8,313	-	19,543	27,856
Expenses with service providers	41,452	-	3,998	45,450	46,829	-	4,077	50,906
Leases and rentals	13,244	-	713	13,957	3,931	-	713	4,644
Costs of agricultural products	70,918	-	-	70,918	86,258	-	-	86,258
Freight and storage	-	5,644	-	5,644	-	6,686	-	6,686
Allowance for doubtful accounts	-	(54)	-	(54)	-	2,731	-	2,731
Onerous contracts	-	(579)	-	(579)	-	(579)	-	(579)
Sale of farm	-	-	-	-	-	168	-	168
Maintenance, travel expenses and other	3,598	-	2,730	6,328	4,185	-	3,778	7,963
At June 30, 2015	152,824	5,011	28,317	186,152	170,489	9,006	29,360	208,855

20. Management compensation

The expenses with management compensation were recorded under "General and administrative expenses", as follows:

	Consolidated	
	6/30/2016	6/30/2015
Board of directors and executive board compensation	2,756	3,107
Bonus	4,483	5,261
Overall compensation	**7,239**	**8,368**
Grant of shares	-	82
	7,239	**8,450**

Overall compensation of Company's officers and members of the Board of Directors, for the year ended June 30, 2016 at the amount of R$11,000, was approved at the Annual General Meeting held on October 28, 2015.

Stock option plan

On August 11, 2010, the Board of Directors approved the creation of the Stock Option Program, authorizing the Company's Board to grant stock options to the beneficiaries then elected. The Plan established the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options, were established.

The stock options to be granted according to the Plan may grant rights on the number of shares no greater, at any time, than the maximum and cumulative amount of 2% of Company shares, respecting the minimum price of the average quote of Company shares on the São Paulo Stock Exchange (BOVESPA), weighted by the volume of trading on the last thirty trading sessions prior to the option grant.

The table below presents the information on the Plan and assumptions used for valuation:

	Second grant	Third grant
Date of issue	03/07/2012	04/09/2012
Exercise price (R$/share)	8.25	8.52
Quoted market price on date of grant (R$/share)	7.69	8.50
Quoted market price at end of year	11.97	11.97
Risk free interest rate %	9.37	9.12
Contractual period for exercise	5 years	5 years
Expected dividend yield %	0.50	0.50
Volatility of shares in the market - %	41.62	40.50
Number of outstanding options	206,425	206,425
Number of options to be exercised	206,425	206,425
Estimated fair value on the date of grant (R$/share)	3.60	4.08

The table below presents the changes in the stock option plan per grant:

	First grant	Second grant	Third grant	Total
Outstanding at July 1, 2014	301,848	260,952	260,952	823,752
Cancelled	-	-	-	-
Expired	(68,159)	(54,527)	(54,527)	(177,213)
Exercisable at June 30, 2015 (vested)	233,689	206,425	206,425	646,539
Cancelled	-	-	-	-
Expired	(233,689)	-	-	(233,689)
Exercisable at June 30, 2016 (vested)	-	206,425	206,425	412,850

21. Other operating income (expenses), net

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Gain/loss on sale of PPE	38	(385)	33	(381)
Intangible asset disposal – Cresca contract	-	(612)	-	(612)
Provisions for legal claims (a)	2,267	(70)	2,213	(111)
Horizontina Farm (b)	(500)	-	(500)	(1,240)
Reversal of lease – Cremaq (c)	-	8,795	-	-
Lease indemnity - Cremaq sale (d)	-	2,299	-	-
Alto Taquari Farm (Note 12)	-	-	2,277	-
Other	(791)	(221)	(1,211)	(1,098)
	1,012	9,826	2,812	(3,422)

(a) Refers mainly to reversal of provision for INSS of foreign members of the Board of Directors (Note 24);
(b) Payment related to judicial process of birthrights on a portion of Horizontina Farm;
(c) Reversal of lease adjustment from sale of Cremaq farm in connection with the straight-line features of the contract;
(d) Indemnity on breach of lease contract from sale of Cremaq farm.

22. Financial income (expenses)

	Notes	Company		Consolidated	
		6/30/2016	6/30/2015	6/30/2016	6/30/2015
Financial income					
Short-term investment income		56,158	15,104	39,509	9,325
Interest receivable		5,167	4,277	5,506	4,637
Foreign exchange variation		8,716	14,461	8,933	14,720
Realization of present value on the balance of receivables (a)		1,715	1,228	22,499	41,530
Realized profit from derivative transactions	6	20,588	11,778	77,448	24,204
Unrealized profit from derivative transactions	6	38,749	28,136	38,749	28,136
		131,093	74,984	192,644	122,552
Financial expenses					
Short-term investment expenses		(36,058)	(5,004)	(9,884)	(66)
Bank charges		(365)	(1,295)	(1,405)	(1,674)
Interest payable		(2,414)	(7,669)	(8,202)	(12,672)
Monetary variations		(2,444)	(1,224)	(3,164)	(4,190)
Foreign exchange variations - expense		(8,394)	(7,944)	(8,738)	(8,139)
Realization of present value on the balance of receivables (a)		(1,944)	(160)	(12,649)	(23,234)
Realized loss from derivative transactions	6	(17,321)	(1,545)	(72,675)	(6,468)
Unrealized loss from derivative transactions	6	(37,553)	(33,471)	(37,553)	(33,471)
		(106,493)	(58,312)	(154,270)	(89,914)
Financial income (expenses)		24,600	16,672	38,374	32,638

(a) The amount is stated at net effect in the statement of cash flows.

23. Earnings per share

	6/30/2016	6/30/2015
Earnings attributable to controlling shareholders	10,572	180,810
Weighted average number of common shares issued	58,227	58,233
Effect from dilution - shares	357	26
Weighted average number of common shares issued adjusted by the dilution effect	58,584	58,259
Basic earnings per share	0.1816	3.1049
Diluted earnings per share	0.1805	3.1036

24. Provision for contingencies

The Company and its subsidiaries are involved in civil, labor, environmental and tax proceedings and in administrative labor, tax and environmental proceedings. The provision for probable losses arising from these lawsuits is estimated and restated by management, supported by the opinion of the Company's external legal counsel.

Probable contingencies

At June 30, 2016, the Company recorded a provision of R$1,455 (R$3,684 at June 30, 2015) in Consolidated, related to legal and administrative proceedings where risk of loss was considered probable, as summarized below:

				Company				Consolidated
	Labor	Tax	Civil	Total	Labor	Tax	Civil	Total
At June 30, 2014	489	2,388	603	3,480	582	2,388	603	3,573
Additions	185	2,093	-	2,278	203	2,093	1,240	3,536
Monetary restatement	44	877	-	921	67	877	-	944
Reversal/payments	(341)	(2,185)	(603)	(3,129)	(341)	(2,185)	(1,843)	(4,369)
At June 30, 2015	**377**	**3,173**	-	**3,550**	**511**	**3,173**	-	**3,684**
Additions	855	987	-	1,842	885	987	-	1,872
Monetary restatement	300	361	-	661	324	361	-	685
Reversal/payments	(577)	(4,209)	-	(4,786)	(577)	(4,209)	-	(4,786)
At June 30, 2016	**955**	**312**	-	**1,267**	**1,143**	**312**	-	**1,455**

(a) Labor claims

At June 30, 2016, the Company and its subsidiaries, supported by the opinion of its external legal counsel, recorded a provision for labor claims in the amount of R$1,143 to cover those filed by former employees and third parties.

(b) Tax contingencies

At June 30, 2016, the Company recorded provision for tax suits in the amount of R$312. Based on the opinion of its legal counsel, the Management identified new information about the exposure related to social security contribution on the compensation paid by the Company to its foreign members of the Board of Directors, which includes favorable similar court precedents, and based on this new information, it concluded that said compensation is not included in the calculation base of social security contribution. As such, the Company reversed this provision of R$4,020.

Possible contingencies

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal counsel. The contingencies are as follows:

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Civil (a)	11,443	8,606	15,743	13,129
Tax (b)	8,848	9,275	8,848	9,275
Labor	705	808	705	808
Environmental	279	279	279	279
	21,275	18,968	25,575	23,491

(a) *Civil proceedings*

On June 30, 2016, the Company and its subsidiaries are parties to civil proceedings totaling R$15,743, which refer mainly to actions for damages and suits for declaratory judgment of nullity of legal transactions, among others.

(b) *Tax proceedings*

At June 30, 2016, the Company and its subsidiaries are parties to legal and administrative tax proceedings at the amount of R$8,848, comprising mainly proceedings related to: (i) partial approval of the credit from income tax losses carry forward; (ii) annulment of tax credit related to the monthly estimates of IRPJ and CSLL for January 2012; and (iii) tax delinquency notices issued by the Tax Authority intended to collect tax credit.

Judicial deposits

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Labor	307	328	456	328
Tax	960	864	960	864
Environmental	4,838	4,507	4,838	4,507
Civil	123	112	123	112
	6,228	5,811	6,377	5,811

25. Commitments

a) Sugarcane supply agreements between BrasilAgro and Brenco

For the year ended June 30, 2016, net sugarcane sales by BrasilAgro to Brenco came to R$83.6 million, representing 57% of the Company's total net revenue.

	June 30, 2016		June 30, 2015	
	Number (tons)	Amount	Number (tons)	Amount
Gross revenue from sugarcane	1,075,183	85,916	830,204	54,396

The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR) assessed on the sales date.

There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to establish considering the scenarios of fluctuating market value and crop productivity.

b) Lease agreement – Partnership (II)

		Consolidated
	June 30, 2016	June 30, 2015
Lease agreement	2,150	307

This partnership agreement classifies as an operating lease. The payment shall always be in kind (soybean grains), to be deposited until June 30 of each crop year. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables, namely: the productivity and the area effectively planted. According to such agreement, the minimum quantity to be paid in the long term would correspond to 479,181 bags, of which 59,898 bags of soybean would be delivered in up to one year, 299,488 bags of soybean would be delivered from one to five years and 119,795 bags of soybean would be delivered after five years and up to the end of the agreement.

c) Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with Brenco.

The first agreement was the rural subpartnership agreement to operate nine farms, in the state of Mato Grosso. The subpartnership starts on the date of execution and is to end by March 31, 2026. This partnership agreement classifies as an operating lease. The payment shall be always in kind (tons of sugarcane). According to this agreement the quantity to be paid in the long term corresponds to 529,975 tons, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement.

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by Brenco in the properties addressed by the sub partnership agreement described above. The agreement classifies as a financial lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco during the harvest period of the product. According to the agreement the quantity to be paid in the long term corresponds to 82,118 tons, of which 33,588 tons shall be delivered in up to one year and 48,530 tons delivered from one to five years.

	Consolidated	
	June 30, 2016	June 30, 2015
Financial lease (sugarcane crop)	5,773	7,576

26. Related party transactions

a) Breakdown of balances with related parties

The major asset and liability balances and those which affected P&L for the year arose from transactions between the Company and its subsidiaries, considering the related types of transactions, as follows:

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Current assets				
Accounts receivable- rentals and sharing receivable (i)	26	518	-	-
Dividends receivable (ii)	4,527	166,191	-	-
Cresud (iii)	1,249	898	1,065	856
Other (iv)	-	2,299	-	-
	5,802	169,906	1,065	856
Noncurrent assets				
Cresca (v)	44,363	39,060	44,363	39,060
Current liabilities – trade accounts payable	4,902	4,295	-	-
Leasing payable (vi)	536	480	536	480
Cresud (iii)	-	1,306	-	-
Other (viii)	5,438	6,081	536	480

	Company		Consolidated	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Income statement				
Lease				
Imobiliária Cremaq (vi)	-	(2,906)	-	-
Imobiliária Araucária (vi)	(3,053)	(2,093)	-	-
Imobiliária Cajueiro (vi)	(2,838)	(1,900)	-	-
Imobiliária Mogno (vi)	(2,069)	(1,476)	-	-
	(7,960)	(8,375)	-	-
Sharing				
Jaborandi Ltda. (i)	-	19	-	-
Jaborandi S.A. (i)	501	729	-	-
Imobiliária Cremaq (i)	37	53	-	-
Imobiliária Araucária (i)	54	53	-	-
Imobiliária Mogno (i)	54	53	-	-
Imobiliária Cajueiro (i)	54	53	-	-
Imobiliária Flamboyant (i)	-	3	-	-
	700	963	-	-
Cresud (vii)	-	(2,383)	-	(2,383)
Indemnity dissolution - lease (iv)	-	(2,299)	-	-
Reversal of Lease Agreement (ix)	-	(8,795)	-	-
Futures and options	(7)	(138)	(7)	(138)
	(7,267)	(21,027)	(7)	(2,521)

(i) Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estate agencies and Jaborandi Ltda. and charges for rental and service provision agreed upon by and between the parties;

(ii) Dividends receivable from Imobiliária Cremaq;

(iii) Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;

(iv) Indemnity receivable from Imobiliária Cremaq for breach of lease agreement due to the sale of Cremaq farm;

(v) Accounts receivable from Cresca for assumption of financing from the company Helmir – R$38,517, maturity at 12/31/2016 restated on the foreign exchange variation (US$) and interest of 12% p.a.; and intercompany loan receivable from Cresca granted on 12/23/2013 in the amount of R$5,846, with interest of 12% p.a. and indefinite maturity.

(vi) Leases - The real estate agencies entered into lease agreements with the Company on the restatement assumption of the price of soybean quoted in an active market;

(vii) Financing fully repaid to Cresud – R$ 18,037, discounted at present value, maturing on 12/12/2014 restated on the foreign exchange variation (US$) and interest of 7.0% p.a.; acquisition of 50% interest in joint venture payable to Cresca – R$ 10,663 discounted at present value, maturity on 12/12/2014, restated on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(viii) Sale of goods to its subsidiary Jaborandi Ltda.;

(ix) Reversal of the lease agreement of Imobiliária Cremaq with BrasilAgro.

Related party transactions are conducted during the course of business of the Company and under conditions agreed to by the parties.

On June 30, 2016, no allowance for loan losses involving related party transactions was necessary.

27. Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for machinery, (iii) life insurance for all employees, as well as (iv) Directors and Officers Liability Insurance (D&O) as well as for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk to farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no requirement for other types of insurance due to low likelihood of risk.

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2016:

Insurance type	Coverage thousands – R$
Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	3,405
Fire/lightning/explosion/electrical damage (office)	600
Storage silo (Chaparral Farm)	12,700
	51,705

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01 , 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

By: /s/ Julio Cesar de Toledo Piza Neto

Name: Julio Cesar de Toledo Piza Neto

Title: *Chief Executive Officer and Investor Relations Officer*

Date: September 01 , 2016.

By: /s/ Gustavo Javier Lopez

Name: Gustavo Javier Lopez

Title: *Chief Administrative Officer*